Richard S. Chernicoff, Esq.
Attorney-Advisor
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 3-11
Washington, D.C. 20549

RE: REGISTRATION STATEMENT NO. 33-56835 CHITTENDEN CORPORATION ISSUANCE IN CONNECTION WITH THE BANK OF WESTERN MASSACHUSETTS ON FORM S-4

Dear Mr. Chernicoff:

On behalf of Chittenden Corporation, pursuant to the EDGAR filing system, we transmit herewith for filing under the Securities Act of 1933, as Amended, Amendment No. 1 to the above-referenced Registration Statement, including all Exhibits thereto. Two courtesy copies of the above-mentioned will be delivered via courier.

We are aware that the staff of the Commission has made only a cursory and not a customary review of the Registration Statement, which may not be relied upon in any degree to indicate that the Registration Statement is true, complete or accurate. We are also aware of our statutory responsibilities under the Securities Act and are satisfied that the Registration Statement makes full and fair disclosure.

The undersigned Registrant hereby requests that the effective date of the above Registration Statement be accelerated so that the same will become effective at 10:00 A.M., Eastern Standard Time, on January 11, 1995 or as soon thereafter as possible.

Would you please transmit to the undersigned the Commission's order declaring the Registration Statement effective.

Thank you for your cooperation and help in connection with this matter.

Very truly yours,

S/ F. SHELDON PRENTICE, ESQ.
   SECRETARY

As filed with the SEC on January 10, 1995           Registration No. 33-56835
_______________________________________________________________________________
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           _______________________

                            AMENDEMENT NO. 1 TO
                                 FORM S-4
                          REGISTRATION STATEMENT
                                  under

                         THE SECURITIES ACT OF 1933
                            -------------------
                           CHITTENDEN CORPORATION
             (Exact name of registrant as specified in its charter)

     Vermont                        0-7974                 03-0228404
(State or other jurisdiction   (Primary Standard       (I.R.S. Employer
 of incorporation or            Classification Code     Identification No.)
 organization)                  Number)

                           Two Burlington Square
                          Burlington, Vermont 05401
                               (802) 660-1410
    (Address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of the proposed sale of the securities to the public:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following. ______
________________________________________________________________________________

December 13, 1994

Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

RE:  CHITTENDEN CORPORATION - REGISTRATION NO. 0-7974
     REGISTRATION STATEMENT (ON FORM S-4)

Gentlemen:

Pursuant to the requirements of Regulation S-t under the Securities Exchange Act of 1934, there is appended to this transmittal, an electronic file of the Registration Statement for Chittenden Corporation (on Form S-4) relating to the Agreement and Plan of Reorganization between Chittenden Corporation and the Bank of Western Massachusetts (the "Merger"). The Registration Statement relating to the Merger is hoped to be declared effective by February 14, 1995 and closed by the end of March, 1995.

Chittenden Corporation will wire the filing fee of $3,073.00 via Fedwire.

If you have any questions concerning this Registration Statement Filing, please telephone the undersigned at (802) 660-1410.

Kindly acknowledge receipt of this letter by Compuserve E-Mail.

Thank you.

Very truly yours,

S/F. SHELDON PRENTICE
  F. Sheldon Prentice
  Secretary

    As filed with the Securities and Exchange Commission on December 13, 1994
- -----------------------------------------------------------------------------
                                                   Registration No. 33-56835



                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                    ______________
                                       FORM S-4
                                REGISTRATION STATEMENT
                                        under
                              THE SECURITIES ACT OF 1933
                                    ______________
                                CHITTENDEN CORPORATION
                  (Exact name of registrant as specified in its charter)

  Vermont                                 0-7974                 03-0228404
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
 of incorporation or           Classification Code            Identification
 organization)                 Number)                        Number)

                                 Two Burlington Square
                               Burlington, Vermont 05401
                                     (802) 660-1410
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ______________

                               F. Sheldon Prentice, Esq.
                                       Secretary
                                Chittenden Corporation
                                 Two Burlington Square
                               Burlington, Vermont 05401
                                     (802) 660-1410
     (Address, including zip code, and telephone number, including area code, of agent for service)
                                  ______________

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following. ____

                           CALCULATION OF REGISTRATION FEE

Title of Each                       Proposed    Proposed
Class of Securities  Amount to be   Maximum     Maximum       Amount of
to be Registered     Registered(1)  Offering    Aggregate     Registration Fee
                                    Price Per   Offering
                                    Unit (2)    Price (3)
- --------------------------------------------------------------------------------
Common Stock           630,000
($1.00 par)            Shares
value) . .  .                                   $8,912,080    $3,073
- --------------------------------------------------------------------------------
(1) This Registration Statement covers the maximum number of shares of the Registrant's common stock that may be issued in the transaction described herein.
(2) Not applicable.
(3) Estimated solely for the purpose of calculating the registration fee and computed in accordance with Rule 457(f)(2), based on the book value of the common stock of The Bank of Western Massachusetts on September 30, 1994, ($878.73) and the maximum number of such shares (10,142) that may be exchanged for the securities being registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                        THE BANK OF WESTERN MASSACHUSETTS
                                   29 State Street
                           Springfield, Massachusetts 01103
                                  January 17, 1995

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of The Bank of Western Massachusetts ("BWM") to be held on February 7, 1995 at Sheraton Springfield Monarch Place, One Monarch Place ,Springfield,Massachusetts, at 10:00 a.m. (the "Special Meeting").

  At the Special Meeting, stockholders will be asked to approve the Agreement and Plan of Reorganization dated as of August 17, 1994, (the "Merger Agreement"), by and among Chittenden Corporation ("CC"), Chittenden Acquisition Bank ("CAB") and BWM,and to authorize BWM to enter into a Plan of Merger with CAB. CAB, a Massachusetts corporation, is a wholly-owned subsidiary of CC, a Vermont corporation, which is a registered bank holding company with its principal place of business in Burlington, Vermont. CC's sole banking subsidiary, Chittenden Trust Company, is the largest bank in the State of Vermont, and CC is Vermont's second largest bank holding company, with assets of $1.2 billion at September 30, 1994. Chittenden conducts business through a network of 40 offices.

  If the Merger Agreement is approved and the merger between CAB and BWM is consummated (the "Merger"), each outstanding share of BWM Common Stock, other than BWM Class A stock, shares as to which dissenters' rights have been perfected and shares held by BWM as treasury stock, will be converted into the right to receive, at the election of each BWM stockholder and subject to the allocation procedures set forth in the Merger Agreement, (i) $1,225.00 in cash or (ii) 57.3099 shares of CC Common Stock, with each of (i) and (ii) to be subject to adjustment pursuant to Section 1.6 of the Merger Agreement which is attached to this Proxy Statement and Prospectus, and subject to possible further adjustment pursuant to Section 1.5 of the Merger Agreement. The
Section 1.6 adjustment relates to the pro-rata allocations which may occur to achieve an aggregate payment of the Merger consideration by CC of 55% stock and 45% cash. The Section 1.5 adjustment relates to the fixing of total consideration to a price of CC's Common Stock at $25.50 per share if the Market Value of the CC Common Stock(as determined under the Merger Agreement) is greater than $25.50 per share. In the event the price of CC Common Stock exceeds or is equal to $25.50 per share, CC will adjust the amounts of stock and cash paid in order to limit the aggregate value of the Merger to $28.1 million, including the purchase of BWM Class A Stock, as determined in the manner specified in the accompanying Proxy Statement and Prospectus.

  Either BWM or CC may terminate the Merger Agreement if the Market Value of the CC Common Stock (as determined under the Merger Agreement) during a twenty-day period ending five days before receipt of the last regulatory approval falls below $17.50 per share.

  If there are not sufficient votes at the time of the Special Meeting to approve and adopt the Merger Agreement, BWM's stockholders may be asked to approve adjournment of the Meeting to permit additional solicitation of proxies.

  BWM stock certificates should not be returned to BWM with the proxy and should not be forwarded until you receive a letter of transmittal that will be provided shortly after the Merger is consummated.

  The Merger Agreement and Merger is described in the accompanying Proxy Statement and Prospectus, the forepart of which includes a summary of the terms of the Merger and certain other information relating to the proposed transaction. Consummation of the Merger is subject to certain conditions, including the approval of the Merger Agreement by BWM stockholders. We urge you to read the Proxy Statement and Prospectus carefully.

  The BWM Board of Directors has received the opinion of its financial advisor, Brown Brothers Harriman & Co., ("Brown Brothers"), that the consideration provided in the Merger Agreement is fair to the stockholders of BWM from a financial point of view, and has determined that the Merger Agreement is in the best interest of BWM stockholders.

  ACCORDINGLY, THE BOARD UNANIMOUSLY HAS APPROVED THE MERGER AGREEMENT AND RELATED TRANSACTIONS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  Brown Brothers' opinion is summarized in the Proxy Statement and Prospectus, and the complete opinion is included as Appendix B to the Proxy Statement and Prospectus. We urge you to read these items carefully.

  YOUR VOTE IS IMPORTANT. THE FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. Approval of the Merger Agreement by BWM stockholders requires the affirmative vote of at least two-thirds of the shares of BWM Common Stock outstanding and entitled to vote at the Special Meeting. Regardless of the size of your holdings or whether you plan to attend the meeting, we urge you to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided. If you attend the Special Meeting, you may vote in person even if you have already mailed your proxy card.

  On behalf of the Board of Directors, we thank you for your continued support. We appreciate your interest.

                              Sincerely yours,



Frank P. Fitzgerald, Esq.                          Timothy P. Crimmins, Jr.
Chairman                                           President and Chief Executive
                                                   Officer

                          THE BANK OF WESTERN MASSACHUSETTS
                                     29 State Street
                           Springfield, Massachusetts 01103
                                    January 17, 1995

                       NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of The Bank of Western Massachusetts:

  Notice is hereby given that a Special Meeting of the Stockholders of The Bank of Western Massachusetts ("BWM") will be held at Sheraton Springfield Monarch Place, One Monarch Place, Springfield, Massachusetts on February 7, 1995 commencing at 10:00 a.m. for the purpose of considering and voting upon the following matters:

  1. A proposal to approve and adopt the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of August 17, 1994, by and among Chittenden Corporation ("CC"), Chittenden Acquisition Bank ("CAB") and BWM, and to authorize BWM to enter into a Plan of Merger with CC, pursuant to which Merger Agreement and Plan of Merger, BWM would be merged with and into CAB, and stockholders of BWM would receive cash or shares of CC Common Stock, all as more fully described in the attached Proxy Statement and Prospectus. A copy of the Merger Agreement is attached as Appendix A to the attached Proxy Statement and Prospectus. A copy of the Plan of Merger is attached as Exhibit A to the Merger Agreement.

  2. Such other matter or matters which may properly come before the meeting or any adjournment or adjournments thereof.

  Only stockholders of record at the close of business on January 10, 1995 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting and any and all adjournments or postponements thereof. The affirmative vote of the holders of two-thirds of the shares of Common Stock of BWM outstanding on the Record Date is required for approval of the Merger Agreement and related Plan of Merger.

  If the proposal described in Item 1 above is approved by the stockholders at the Special Meeting, and effected by BWM, any stockholder of BWM (i) who files with BWM before the taking of the vote on the approval of such action, written objection to the proposed action stating that he or she intends to demand payment for his or her shares if the action is taken, and (ii) whose shares are not voted in favor of such action, has or may have the right to demand in writing from BWM within twenty (20) days after the date of the mailing to him or her of notice in writing that the corporate action has become effective, payment of his or her shares and an appraisal of the value thereof. BWM, CC and any such stockholder shall in such cases have the rights and duties and shall follow the procedures set forth in Sections 85 to 98,inclusive, of Chapter 156B of the General Laws of Massachusetts.

  A Proxy Statement and Prospectus is set forth on the following pages and a proxy card is enclosed herewith. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope,whether or not you plan to attend the Special Meeting in person.
  If you attend the Special Meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not of itself constitute revocation of a proxy. If your shares are not registered in your own name, you will need to instruct your recordholder how to vote the shares beneficially owned by you in accordance with your instructions.

                                              By Order of the Board of Directors



Springfield, Massachusetts                    James P. Russell
January 17, 1995                              Secretary

                          THE BANK OF WESTERN MASSACHUSETTS
                                   PROXY STATEMENT

                                  _________________

                                CHITTENDEN CORPORATION
                                    PROSPECTUS FOR
                             627,525 SHARES COMMON STOCK
                                  ($1.00 Par Value)

  This Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies from the holders of the common stock of The Bank of Western Massachusetts("BWM"),par value $66.67 per share ("BWM Common Stock"), for use at the Special Meeting of Stockholders of BWM to be held on February 7, 1995 and any adjournments or postponements thereof (the
"Special Meeting"). The solicitation of proxies from BWM Stockholders is made by BWM's Board of Directors.

  At the Special Meeting, the BWM stockholders will be asked to consider and act upon a proposal to approve and adopt the Agreement and Plan of Reorganization between Chittenden Corporation ("CC"), Chittenden Acquisition Bank ("CAB") and BWM dated as of August 17, 1994 and a related Plan of Merger (together, the "Merger Agreement"), pursuant to which BWM would be merged with and into CAB, a wholly-owned subsidiary of CC, with CAB being the surviving corporation doing business as BWM (the "Merger"). A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference.

  This Proxy Statement and Prospectus also constitutes a prospectus of CC in respect of up to 627,525 shares of CC Common Stock to be issued to BWM stockholders in connection with the Merger. Such shares of CC Common Stock are to be issued on the conversion of the outstanding shares of BWM Common Stock, as described in this Proxy Statement and Prospectus. See "THE MERGER - Terms of the Merger."

  Upon consummation of the Merger, each outstanding share of BWM Common Stock, other than BWM Class A Stock, shares as to which dissenters' rights have been perfected and shares held by BWM as treasury stock, will be converted into (i) $1,225.00 in cash (the "Per Share Cash Consideration") or (ii) 57.3099 shares (the "Per Share Stock Consideration"), both of which are subject to adjustment to achieve an aggregate 55% Per Share Stock Consideration and a 45% Per Share Cash Consideration. Total consideration, including purchase of the BWM Class A Stock, equals approximately $25.5 million. To the extent the average closing price of CC (as determined in the Merger Agreement) is greater than $25.50 per share, the total consideration shall be fixed as if CC Common Stock were equal to $25.50 per share. To the extent the average closing price of CC (as determined in the Merger Agreement) is less than $17.50 per share, either CC or BWM may elect to terminate the Merger Agreement. BWM stockholders will receive cash in lieu of fractional shares. See "THE MERGER - Terms of the Merger."

  The CC Common Stock is listed on NASDAQ-NMS system. The last reported sale price of CC Common Stock on NASDAQ-NMS on January 9, 1995 was $20.50 per share.

  Consummation of the Merger is conditioned upon, among other things, receipt of all required stockholder and regulatory approvals. If there are not sufficient votes at the time of the Special Meeting to approve and adopt the Merger Agreement, the stockholders of BWM may be asked to approve adjournment of the Special Meeting to permit further solicitation of proxies.

  THE BOARD OF DIRECTORS OF BWM UNANIMOUSLY RECOMMENDS APPROVAL AND ADOPTION OF THE MERGER AGREEMENT TO THE STOCKHOLDERS OF BWM.

  This Proxy Statement and Prospectus does not cover any resales of CC Common Stock received by BWM stockholders in connection with the Merger, and no person is authorized to make use of this Proxy Statement and Prospectus in connection with any such resale.

  All information in this Proxy Statement and Prospectus regarding BWM and its affiliates has been furnished by BWM, and all information herein regarding CC and its affiliates has been furnished by CC.

  This Proxy Statement and Prospectus and the form of proxy for the Special Meeting are first being mailed to stockholders of BWM on or about January 17, 1995.

                                ______________________

              THE SHARES OF CC COMMON STOCK OFFERED HEREBY HAVE NOT BEEN
          APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
             OR ANY STATE SECURITIES AUTHORITY NOR HAS THE COMMISSION OR
             ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ______________________

             THE SHARES OF CC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
                     ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF
                  A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED
              BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                                 GOVERNMENTAL AGENCY.

                                ______________________


                 The date of this Proxy Statement and Prospectus is

                                 January 17, 1995



                                 TABLE OF CONTENTS

                                                                         Page

AVAILABLE INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . .  9

INCORPORATION OF DOCUMENTS BY REFERENCE  . . . . . . . . . . . . . . . . .  9

SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

SELECTED HISTORICAL AND SUMMARY PRO FORMA FINANCIAL DATA   . . . . . . . . 18

THE SPECIAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
    General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
    Quorum and Voting for BWM Special Meeting  . . . . . . . . . . . . . . 24
    Vote Required at BWM Special Meeting . . . . . . . . . . . . . . . . . 25
    Beneficial Ownership of BWM Common Stock . . . . . . . . . . . . . . . 25
      Incorporator's Warrants  . . . . . . . . . . . . . . . . . . . . . . 26
      Class A Common Stock . . . . . . . . . . . . . . . . . . . . . . . . 26
      Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . 27

THE MERGER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
   Background of and Reasons for the Merger;
   Recommendation of BWM Board of Directors  . . . . . . . . . . . . . . . 28
      Background of and Reasons of BWM for the Merger  . . . . . . . . . . 28
      Recommendation of BWM Board of Directors . . . . . . . . . . . . . . 29
   Terms of the Merger; Consideration to be Received
   by BWM Stockholders   . . . . . . . . . . . . . . . . . . . . . . . . . 32
   Effective Time of the Merger  . . . . . . . . . . . . . . . . . . . . . 33
   Surrender of BWM Common Stock Certificates  . . . . . . . . . . . . . . 33
   Conditions to Consummation of the Merger  . . . . . . . . . . . . . . . 34
   Regulatory Approvals Required   . . . . . . . . . . . . . . . . . . . . 35
   Waiver and Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . 35
   Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
   Corporate Transactions  . . . . . . . . . . . . . . . . . . . . . . . . 36
   Stock Option Agreement  . . . . . . . . . . . . . . . . . . . . . . . . 36
   Business Pending the Merger   . . . . . . . . . . . . . . . . . . . . . 37
   Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . 37
   Employee Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
   Management and Operations After the Merger  . . . . . . . . . . . . . . 38
   Rights of BWM Dissenting Stockholders   . . . . . . . . . . . . . . . . 39
   Certain Federal Income Tax Consequences   . . . . . . . . . . . . . . . 40
   Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . 41
   Resale of CC Common Stock Received by BWM Stockholders  . . . . . . . . 41
   Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
   Certain Differences in Rights of Stockholders   . . . . . . . . . . . . 42
   Significant Differences Between the Corporation Laws
   of Massachusetts and Vermont  . . . . . . . . . . . . . . . . . . . . . 42
   Significant Differences Between the Charters
   and By-Laws of BWM and CC  .  . . . . . . . . . . . . . . . . . . . . . 44

BUSINESS OF CC   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
   General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
   Description of CC Capital Stock   . . . . . . . . . . . . . . . . . . . 46

BUSINESS OF BWM  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
   General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
   Market Price of and Dividends on BWM Common Stock   . . . . . . . . . . 47

SUPERVISION AND REGULATION   . . . . . . . . . . . . . . . . . . . . . . . 47
   Regulation of CC  . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
      General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
      Interstate Acquisitions  . . . . . . . . . . . . . . . . . . . . . . 48
      Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48
      Certain Transactions by Bank Holding Companies
      with their Affiliates  . . . . . . . . . . . . . . . . . . . . . . . 48
      Holding Company Support of Subsidiary Banks  . . . . . . . . . . . . 48
      Liability of Commonly Controlled Depository Institutions . . . . . . 48
   Regulation of CB and BWM  . . . . . . . . . . . . . . . . . . . . . . . 49
      General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
      Examinations and Supervision . . . . . . . . . . . . . . . . . . . . 49
      Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
      Affiliate Transactions . . . . . . . . . . . . . . . . . . . . . . . 49
      Deposit Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . 49
      Federal Reserve Board Policies . . . . . . . . . . . . . . . . . . . 49
      Consumer Protection Regulation; Bank Secrecy Act . . . . . . . . . . 50
    Capital Requirements . . . . . . . . . . . . . . . . . . . . . . . . . 50
      General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50
      Leverage Capital Ratio . . . . . . . . . . . . . . . . . . . . . . . 50
      Risk-Based Capital Requirements  . . . . . . . . . . . . . . . . . . 50
    Recent Banking Legislation . . . . . . . . . . . . . . . . . . . . . . 51
      General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
      Prompt Corrective Action . . . . . . . . . . . . . . . . . . . . . . 51
      Risk-Based Deposit Insurance Assessments . . . . . . . . . . . . . . 52
      Brokered Deposits and Pass-Through Deposit
      Insurance Limitations . . . . . . . . . . . . . . . . . .  . . . . . 52
      Conservatorship and Receivership Amendments  . . . . . . . . . . . . 53
      Real Estate Lending Standards  . . . . . . . . . . . . . . . . . . . 53
      Standards for Safety and Soundness . . . . . . . . . . . . . . . . . 53
      Activities and Investments of Insured State Banks  . . . . . . . . . 53
      Consumer Protection Provisions . . . . . . . . . . . . . . . . . . . 54
      Depositor Priority Statute . . . . . . . . . . . . . . . . . . . . . 54
      Interstate Banking and Branching . . . . . . . . . . . . . . . . . . 54

PRO FORMA FINANCIAL DATA   . . . . . . . . . . . . . . . . . . . . . . . . 56

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55

VALIDITY OF CC COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . 55

APPENDICES
   Appendix A - Agreement and Plan of Reorganization
      (with Exhibits, including Plan of Merger)   . . . . . . . . . . . .  A-1
   Appendix B - Opinion of Brown Brothers Harriman & Co . . . . . . . . .  B-1
   Appendix C - Massachusetts General Law, Chapter 156B,
   Sections 85 through 98 . . . . . . . . . . . . . . . . . . . . . . . .  C-1
   Appendix D - Stock Option Agreement  . . . . . . . . . . . . . . . . . .D-1
   Appendix E - Annual Report on Form F-2 of BWM for the
                Year Ended December 31, 1993. . . . . . . . . . . . . . . .E-1
   Appendix F - Quarterly Report on Form F-4 of BWM for the
                Nine Months Ended September 30, 1994. . . . . . . . . . . .F-1

  No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Proxy Statement and Prospectus in connection with the Merger and offering covered by this Proxy Statement and Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by CC or BWM. This Proxy Statement and Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the CC Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement and Prospectus nor any issuance of securities made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Proxy Statement and Prospectus or in the affairs of CC or BWM since the date hereof.



                               AVAILABLE INFORMATION

  CC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices of the Commission in New York - 7 World Trade Center, Suite 1300, New York, New York, 10048; and Chicago - Citicorp Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois, 60611-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. CC Common Stock is listed on NASDAQ-NMS and such reports, proxy statements and other information concerning CC may be inspected at the offices of the National Association of Security Dealers, 33 Whitehall, New York, NY 10004.

  CC has also filed a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of CC Common Stock to be issued in connection with the Merger. This Proxy Statement and Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Proxy Statement and Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to such document itself, each such statement being qualified in all respects by such reference. The Registration Statement (and exhibits thereto) may be inspected at the Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

CC.

  This Proxy Statement and Prospectus incorporates documents by reference, certain of which are not presented herein or delivered herewith. These documents (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request to F. Sheldon Prentice, Esq., Secretary, CC, Two Burlington Square, Burlington, Vermont, 05401, telephone number (802) 660-1410. In order to ensure timely delivery of the documents, any request should be made by February 1, 1995.

  Incorporated by reference into this Proxy Statement and Prospectus are the following documents and information heretofore filed with the Commission by CC. Except as noted below, these documents are not presented herein or delivered herewith:

   (i)   Annual Report on Form 10-K for the year ended December 31, 1993;
   (ii) Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 1994, June 30, 1994, and September 30, 1994; and
   (iii) Current Reports on Form 8-K dated August 17, September 9 and September 23, and December 13, 1994.

  All documents subsequently filed by CC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement and Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.

BWM.

  Incorporated by reference into this Proxy Statement and Prospectus are the following documents, without exhibits, heretofor filed with the Federal Deposit Insurance Corporation, which documents are being delivered with this Proxy Statement and Prospectus:

  (i)   Annual Report on Form F-2 for the year ended December 31, 1993; and
  (ii)  Quarterly Report on Form F-4 for the nine months ended September 30,
        1994.

  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein or in any other document which is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.

  All information in this Proxy Statement and Prospectus regarding BWM and its affiliates has been furnished by BWM, and all information herein regarding CC and its affiliates has been furnished by CC. No person is authorized to give any information or to make any representation not contained in this Proxy Statement and Prospectus in connection with the solicitation of proxies and offering made hereby and, if given or made, such information or representation should not be relied upon as having been authorized by CC or BWM. This Proxy Statement and Prospectus does not constitute the solicitation of a proxy, or an offer to sell or a solicitation of any offer to purchase any securities, in any jurisdiction in which such solicitation of an offer to purchase any securities may not be lawfully made. This Proxy and Prospectus does not cover any resales of the CC Common Stock offered hereby to be received by stockholders of BWM deemed to be "affiliates" of BWM or CC upon the consummation of the Merger. No person is authorized to make use of this Proxy Statement and Prospectus in connection with such resales. Neither the delivery of this Proxy Statement and Prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in the affairs of CC or BWM since the date hereof.

                                    SUMMARY

  The following summary is not intended to be complete and is qualified in all respects by the more detailed information in this Proxy Statement and Prospectus, the appendices hereto and the documents incorporated herein by reference.

The Companies

CC. CC is a bank holding company, the principal asset of which is Chittenden Trust Company ("CB"), with 40 banking locations in Vermont. At September 30, 1994, CC and its consolidated subsidiaries had consolidated assets of $1,223,593,000, consolidated deposits of $1,039,728,000, and stockholders' equity of $103,081,000. CAB, also a wholly-owned subsidiary of CC, will be a newly-formed, Massachusetts-chartered trust company. The sole purpose of CAB is to facilitate the Merger and, after the Effective Time, CAB will be the surviving entity after the Merger of BWM into CAB, but CAB will operate under the name of The Bank of Western Massachusetts.

  CC and CB are subject to federal, state and local laws applicable to savings banks, banks and bank holding companies and to the regulations of the Board of Governors of the Federal Reserve System, the State of Vermont and the Federal Deposit Insurance Corporation.

  For further information concerning CC, see "BUSINESS OF CC" herein and the CC documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference." The principal executive offices of CC are located at Two Burlington Square, P.O. Box 820, Burlington, Vermont 05402 (telephone number (802) 660-1400).

  BWM. BWM is a state-chartered Massachusetts trust company which has four branch locations in western Massachusetts. BWM is principally engaged in the business of attracting deposits from its banking offices and investing these funds primarily in commercial loans. At September 30, 1994, BWM had consolidated assets of $214,184,000, consolidated deposits of $185,755,000, and stockholders' equity of $16,204,000.

  The principal executive offices of BWM are located at 29 State Street, Springfield, Massachusetts 01103. BWM's telephone number is (413) 781-2265.

  BWM is subject to federal, state and local laws applicable to savings banks, banks, and bank holding companies and to the regulations of the Federal Deposit Insurance Corporation and the Banking Commissioner of the Commonwealth of Massachusetts.

  For further information concerning BWM, see "--Selected Financial Data of BWM" and "BUSINESS OF BWM."

The Merger

  The Merger Agreement provides for the merger of BWM with and into CAB, a wholly-owned subsidiary of CC, with CAB to be the surviving corporation doing business as The Bank of Western Massachusetts. Upon consummation of the Merger, each outstanding share of BWM Common Stock, other than BWM Class A Stock, shares held by BWM as treasury stock and shares as to which dissenters' rights have been perfected, will be converted into the right to receive, at the election of each BWM stockholder and subject to the allocation procedures set forth in the Merger Agreement, (i) $1,225.00 in cash or (ii) 57.3099 shares of CC Common Stock, each of (i) and (ii) to be subject to adjustment pursuant to Section 1.6 of the Merger Agreement, which is attached to this Proxy Statement and Prospectus, and subject to possible further adjustment pursuant to Section 1.5 of the Merger Agreement. The Section 1.6 adjustment relates to the pro-rata allocations which may occur to achieve an aggregate payment of the Merger consideration by CC of 55% stock and 45% cash. The Section 1.5 adjustment relates to the fixing of total consideration to a price of CC's Common Stock at $25.50 per share if the Market Value of the CC Common Stock (as determined under the Merger Agreement) is greater than $25.50 per share. In the event the price of CC Common Stock exceeds or is equal to $25.50 per share, CC will adjust the amounts of stock and cash paid in order to limit the aggregate value of the Merger to $28.1 million, including the purchase of BWM Class A Stock.

  Either BWM or CC may terminate the Merger Agreement if the Market Value of the CC Common Stock (as determined under the Merger Agreement) during a twenty-day period ending five days before receipt of the last regulatory approval falls below $17.50 per share.

  BWM stockholders will receive a cash payment in lieu of the issuance of fractional shares of CC Common Stock equal to the product obtained by multiplying the fraction of a share by $21.375.

  At the Effective Date and in consideration of the Merger, each share of BWM Class A Stock, par value $0.25 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled in return for rights to receive $826.88 in cash and 47.2808 shares of CC Common Stock per share subject to the following conditions:

  (a) CC Common Stock shall be subject to transfer restrictions as set forth in the Merger Agreement and will become vested at a rate of 20% per annum over a 5-year period after Closing; and

  (b) the Holder shall continue employment through each subsequent annual anniversary of the Closing; provided, however, in the event that the Holder is terminated unilaterally by CC, dies or becomes disabled, the Restricted Stock will become fully vested; provided further, in the event that the Holder is terminated for cause (defined as deliberate dishonesty, conviction of a crime involving moral turpitude or gross and willful failure to perform a substantial portion of duties and responsibilities) any unvested shares of Restricted Stock will become null and void; and provided further, in the event of a change in control of CC as such event is defined in CC's current "Change in Control" agreements with certain key employees of CC, all shares of Restricted Stock will become fully vested. In the interim, all shares of Restricted Stock will have full voting and dividend rights.

  BWM's stockholders shall receive an aggregate of 627,525 shares of CC Common Stock and $10,974,561 in cash. Each BWM stockholder will elect to receive 100% of the Per Share Consideration in the form of either CC Common Stock or cash, or make no election. In the event the BWM stockholders elect less or greater than the 627,525 shares of CC Common Stock, shares of CC Common Stock and cash will be allocated on a pro-rata basis to achieve an aggregate 55% stock and 45% cash consideration which would result in $551.25 in cash and 31.5205 shares of stock, for each share of BWM stock in the event that all BWM stockholders elected to receive either all cash or all stock. The total consideration, including cashing out of BWM's stock options and warrants, based upon the price of CC Common Stock at $21.375 per share, equals $25,500,095.

  Based on the number of shares of CC Common Stock outstanding at December 31, 1994, BWM stockholders would hold, in the aggregate, approximately 9.60% of the CC Common Stock outstanding immediately after consummation of the Merger. All stockholders of BWM currently are minority stockholders and, following the Merger, such stockholders will be minority stockholders of CC. However, BWM's stockholders' percentage interest in CC will be smaller than their prior percentage interest in BWM, and accordingly, their ability to affect the business direction of CC through the right to vote as a CC stockholder will be reduced. The Purchase Price was negotiated by the Chief Executive Officers of CC and BWM and approved by each corporation's Board of Directors.

Effective Time of the Merger

  The Merger will become effective upon the filing of Articles of Merger relating thereto with, and the issuance of a Certificate of Merger with respect thereto by, the Secretary of State of the Commonwealth of Massachusetts. The Merger cannot become effective until the BWM stockholders have approved the Merger Agreement and all regulatory approvals and actions have been taken.

Special Meeting of BWM Stockholders

  The Special Meeting of BWM stockholders to consider and vote upon the Merger Agreement will be held at Sheraton Springfield Monarch Place, One Monarch Place Springfield, Massachusetts on February 7, 1995 at 10:00 a.m. local time. Only holders of record of BWM Common Stock at the close of business on January 10, 1995, (the "BWM Record Date"), will be entitled to notice of and to vote at the BWM Special Meeting. At the close of business on the BWM Record Date, there were outstanding and entitled to vote 18,440 shares of BWM Common Stock. Each share of BWM Common Stock is entitled to one vote on the Merger Agreement.

Votes Required to Approve the Merger

  Approval of the Merger Agreement by BWM stockholders requires the affirmative vote of at least two-thirds of all shares of BWM Common Stock outstanding and entitled to vote at the Special Meeting.

  It is expected that all of the shares of BWM Common Stock beneficially owned by directors and executive officers of BWM and their affiliates at the BWM Record Date for the BWM Special Meeting (9.05% of the total number of outstanding shares of BWM Common Stock at such date) will be voted for approval and adoption of the Merger Agreement. As of the BWM Record Date, neither CC nor its directors and executive officers and their affiliates beneficially owned any shares of BWM Common Stock. See "THE SPECIAL MEETING - Quorum and Voting for Special Meeting."

  If sufficient votes in favor of the Merger are not received before the Special Meeting, the Special Meeting may be adjourned to a future date in order to permit further solicitation of proxies in respect of the Merger. In connection therewith, however, proxies voting against the Merger may not be used by the proxyholders to vote in favor of adjournment pursuant to such proxyholders' discretionary authority.

  See "THE SPECIAL MEETING - Quorum and Voting for the Special Meeting" and "THE MERGER - Rights of BWM Dissenting Stockholders."

Recommendation of the Board of Directors of BWM

  THE BOARD OF DIRECTORS OF BWM RECOMMENDS THAT BWM STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

  The Board of Directors of BWM believes that the Merger Agreement, including the Purchase Price, and each of the transactions contemplated therein are in the best interests of BWM and are fair to and in the best interests of its stockholders. The Board unanimously recommends that the stockholders of BWM vote for approval and adoption of the Merger Agreement.

  In reaching its determination, the Board of Directors of BWM consulted with management of BWM and with BWM's financial and legal advisors, and considered a number of factors, including, but not limited to, the following: BWM's business, results of operations, prospects and financial condition; the cost to BWM of continuing to operate independently as a relatively small banking institution in a consolidating market, the advantages of a business combination with CC, and the possible values to BWM's shares by remaining independent; the oral presentation of BWM's financial advisor, Brown Brothers Harriman & Co. ("Brown Brothers"), which was subsequently confirmed in writing, that as of August 9, 1994 (the date Brown Brothers presented its opinion), the consideration set forth in the Merger Agreement was fair to BWM stockholders from a financial point of view; certain information concerning CC's financial condition; results of operations and prospects; recent market prices for shares of BWM Common Stock and CC Common Stock and the Purchase Price, and the possible impact of the Merger on BWM's business, prospects, employees, customers and community. See "THE MERGER - Reasons of BWM for the Merger."

Opinion of BWM's Financial Advisor

  Brown Brothers, the financial advisor to BWM in connection with the Merger, has delivered its written opinion to the Board of Directors of BWM to the effect that, as of August 9, 1994, the Purchase Price provided in the Merger Agreement is fair to BWM stockholders from a financial point of view. The full text of the opinion of Brown Brothers, which sets forth assumptions made, matters considered and the limits on the review undertaken in connection with such opinion, is attached hereto as Appendix B. BWM stockholders are encouraged to read this opinion in its entirety. Brown Brothers' opinion is directed only to the Purchase Price and does not constitute a recommendation to any BWM stockholder as to how such stockholder should vote at the BWM Special Meeting. See "THE MERGER - Background of the Merger, - Reasons of BWM for the Merger, and
- - Opinion of Financial Advisor to BWM."

Corporate Transactions

  Pursuant to the Merger Agreement, BWM has agreed that neither it, nor any of its directors, officers, employees, advisors, agents or affiliates shall encourage or solicit or hold discussions or negotiations with, or, except to the extent required by their fiduciary duties after consultation with counsel, provide any information to anyone other than CC concerning any acquisition or purchase of substantial assets other than as contemplated by the Merger Agreement. See "THE MERGER - Corporate Transactions."

Regulatory Approvals Required

  The Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation ("FDIC"), the Massachusetts Commissioner of Banks, and the Massachusetts Board of Bank Incorporation (the "Massachusetts Board"). CC has filed applications seeking these required regulatory approvals. As of the date of this Proxy Statement and Prospectus, none of these approvals has been received. There can be no assurance that such approvals will be received, or as to the timing of such approvals or as to the conditions on which they will be given if they are received. However, neither CC nor BWM is aware of any reason as to why the Massachusetts Board applications would not be approved.

Conditions, Waiver and Amendment, and Termination

  The respective obligations of CC and BWM to consummate the Merger are subject to the satisfaction of a number of conditions, including the receipt of all required regulatory approvals, and the approval of the Merger by the requisite vote of BWM's stockholders, and certain other conditions customary in transactions of this kind. See "THE MERGER - Conditions to Consummation of the Merger."

  The Merger Agreement may be amended by BWM and CC at any time prior to the Effective Time of the Merger, provided, however, that after any approval of the Merger Agreement by the stockholders of BWM, any amendment of the Merger Agreement, or waiver of any condition contained therein, which reduces the amount or changes the form of consideration to be delivered to BWM stockholders, or which makes any other change that is prohibited by applicable law, requires the further approval of such stockholders. See "THE MERGER - Waiver and Amendment."

  The Merger Agreement may be terminated at any time before the Merger becomes effective under special circumstances specified in the Merger Agreement, including, without limitation, (i) by mutual consent of CC and BWM; (ii) by CC or BWM if the Effective Time shall not have occurred on or prior to June 30, 1995; (iii) by BWM if the Merger Agreement and the transactions contemplated thereby are not approved by the legally required vote of the stockholders of BWM; (iv) by CC, if there shall have been any material breach of any obligation of BWM under the Merger Agreement; or (v) by BWM, if there shall have been any material breach of any obligation of CC under the Merger Agreement. BWM and CC may both terminate the Merger Agreement, subject to certain limitations, after approval of the Merger by the BWM stockholders, if the value of the CC Common Stock (as determined under the Merger Agreement) during a twenty-day period ending five days before the receipt of the last regulatory approvals, falls below $17.50 per share, as adjusted for any stock split or stock dividend. The Merger Agreement provides, however, that CC and BWM may waive the $17.50 per share condition by CC's delivering written notice to BWM which sets forth the adjusted number of shares that will be issued in the Merger and BWM's agreement to that adjustment. See "THE MERGER - Terms of the Merger; Termination."

Interests of Certain Persons in the Merger

  Certain members of BWM's management and Board of Directors have certain interests in the Merger in addition to their interests as stockholders of BWM. These include provisions in the Merger Agreement relating to CC's agreement to continue the rights of BWM officers and directors to be indemnified against certain liabilities arising before and including consummation of the Merger to the extent such persons would be entitled to indemnification under Massachusetts law and CC's charter and by-laws. Additionally, CC has entered into agreements with the following officers of BWM as to their continued employment after the
Merger: (i) Frank P. Fitzgerald, and (ii) Timothy P. Crimmins, Jr. These agreements provide for the continued employment of these individuals after the Merger at their current salary levels. These agreements also contain provisions, effective after the Merger, entitling each of these officers to certain severance and other benefits if his employment terminates under certain circumstances after a "change in control" of CC. In addition, Messrs. Fitzgerald and Crimmins are Holders of BWM Class A Stock and warrants, and will receive the benefits accruing to such Holders. In addition, certain legal matters in connection with the Merger will be passed on by Frank P. Fitzgerald, P.C., Counsel to BWM, of which Mr. Fitzgerald is Chairman. See "THE MERGER - Interest of Certain Persons in the Merger."

Business Pending the Merger

  The Merger Agreement provides that, pending completion of the Merger, BWM will limit the manner in which it operates, including conducting its business only in the ordinary, regular and usual course consistent with past practice; using its best efforts to keep intact its business organization; and generally maintaining the status quo of its business and operations. See "THE MERGER - Business Pending the Merger."

Stock Option Agreement

  At the same time as CC and BWM entered into the Merger Agreement, and as consideration therefor, CC and BWM entered into a stock option agreement (the "Stock Option Agreement") whereby BWM granted CC an option (the "Option") to purchase up to 7,558 fully-paid and nonassessable shares of BWM Common Stock (24.9%) at a price of $800.00 per share. The Option is exercisable on the occurrence of certain events which create the potential for a third party to acquire control of BWM. To the best knowledge of CC and BWM, no such event as would permit exercise of the Option has occurred to date.

  The Stock Option Agreement and BWM's agreement that neither it nor its directors, officers, employees or their affiliates will encourage or hold discussions with potential acquirors (with an exception for actions required by fiduciary duty), may have the effect of discouraging persons who might now or prior to the Effective Date be interested in acquiring all or a significant portion of shares of BWM Common Stock from considering such an acquisition, even if such persons were to pay a higher price per share than under the Merger Agreement. See "THE MERGER - Stock Option Agreement and Appendix D."

Certain Federal Income Tax Consequences

  It is intended that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and, therefore, that holders of BWM Common Stock who receive solely CC Common Stock in the Merger will not recognize gain or loss for federal income tax purposes as a result of the Merger. The foregoing tax treatment will not apply to BWM stockholders' receipt of cash in lieu of fractional shares of CC Common Stock or pursuant to dissenter's rights of appraisal. A BWM stockholder who receives CC Common Stock and cash in lieu of fractional shares will be treated as having received capital gain in the amount of the cash received provided that his BWM shares are held as capital assets. A BWM stockholder who receives solely cash in exchange for his BWM shares will recognize gain or loss equal to the difference between the amount of cash received and the adjusted basis of his BWM shares provided he is not considered to be the constructive owner of any CC shares held by any other person. Such gain or loss could be a capital gain or loss provided that his BWM shares are held as capital assets. A BWM stockholder who receives both cash and CC Common Stock pursuant to the election procedures will not recognize any loss upon the exchange. Such a BWM stockholder will recognize gain in an amount equal to the lesser of (i) the excess of (A) the sum of the fair market value of the CC Common Stock received and the amount of cash received over (B) the adjusted basis of the BWM stock surrendered or (ii) the amount of cash received. Any gain recognized by such a BWM stockholder will be capital gain or loss provided that (i) he holds his BWM Shares as capital assets and (ii) the ratio of (A) the number of shares of CC Common Stock that he owns, both directly and indirectly under certain attribution of ownership principles, immediately after the Merger to (B) the total number of shares of CC Common Stock that is outstanding immediately after the Merger is less than 80% of an Hypothetical Ratio, as defined in the following sentence. A BWM stockholder's Hypothetical Ratio is the ratio of (A) the number of CC Common Stock that he would have owned, both directly and indirectly under certain attribution of ownership principles, immediately after the Merger, if all outstanding BWM stock had been converted into CC Common Stock at the rate of 57.3099 to 1, to (B) the total number of CC Common Stock that would have been outstanding immediately after the Merger, if all outstanding BWM Shares had been converted into CC Common Stock at the rate of 57.3099 to 1. If such a BWM stockholder is unable to satisfy the 80% test described above, the gain recognized may be treated as ordinary dividend income, unless it is determined, based upon all of the facts and circumstances, that receipt of the cash was not essentially equivalent to a dividend; if it is determined that their receipt of the cash was not essentially equivalent to a dividend, the recognized gain will be capital gain. A BWM stockholder who receives CC Common Stock in the Merger will have an adjusted basis in such stock equal to his adjusted basis in the BWM Common Stock surrendered minus (i) the amount of any cash received, plus (ii) the amount of any gain recognized. The holding period of the CC Common Stock received in the Merger will include the holding period of the BWM Common Stock surrendered in exchange therefor provided that the latter were held as capital assets.

  It is recommended that each BWM stockholder consult his or her own tax advisor concerning the federal income tax consequences of the Merger, as well as any applicable state, local or foreign tax consequences, based upon such stockholders' own particular facts and circumstances. Consummation of the Merger is conditioned upon, among other things, the receipt by each of CC and BWM of an opinion of counsel dated as of the Effective Time, substantially to the foregoing effect. See "THE MERGER - Certain Federal Income Tax Consequences."

Resales of CC Common Stock

  The shares of CC Common Stock issuable to stockholders of BWM, other than holders of Class A stock, upon consummation of the Merger may be traded freely by those stockholders who are not "affiliates" of CC or BWM. See "THE MERGER - Resale of CC Common Stock received by BWM Stockholders."

Accounting Treatment

  CC expects to account for the Merger using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended ("APB No. 16"). Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the newly consolidated companies will not include income (or loss) of BWM prior to the Effective Time. See "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA", "THE MERGER - ACCOUNTING TREATMENT" and "PRO FORMA FINANCIAL DATA."

Dissenters' Rights of Appraisal

  Under Massachusetts law, holders of BWM Common Stock who do not vote to approve the Merger Agreement may elect to have the "fair value" of their shares (determined in accordance with Massachusetts law) judicially appraised and paid to them, if the Merger is consummated and if they strictly comply with the provisions of Massachusetts General Laws Annotated Ch. 156B Sections 85 through 98, inclusive, a copy of which is attached hereto as Appendix D. Any deviation from such requirements may result in the loss of dissenters' rights. See "THE MERGER - Rights of BWM Dissenting Stockholders" and Appendix C. Cash received on the exercise of appraisal rights will not be subject to the tax treatment afforded under Section 368(a) of the Internal Revenue Code. See "THE MERGER - Certain Federal Income Tax Consequences."

Markets and Prices

  CC Common Stock is listed on NASDAQ-NMS. There is no public market for BWM Common Stock. The following table sets forth the closing price per share of CC Common Stock as reported on NASDAQ-NMS and the "equivalent per share price" (as defined below) of BWM Common Stock, each as of (i) August 16, 1994, the last trading day before CC and BWM announced plans for the Merger, and (ii)
January 9, 1995.  The "equivalent per share price" of the BWM Common
Stock as of such dates is calculated by multiplying the last reported sales price of CC Common Stock (set forth below under the heading "Historical CC Common Stock") by 57.3099 (the Per Share stock price under the Merger Agreement).


                                                               Historical
                     Historical           Historical           BWM Equivalent
                     CC Common Stock      BWM Common Stock     Per Share Price
                     ---------------      ----------------     ---------------
August 16, 1994      $21.625              $878.73 (1)          $1,239.33
January 9, 1995      $20.500              $883.28 (2)          $1,174.85

______________________
(1) BWM Common Stock is not traded on any established market, and management of BWM is not aware of transaction prices for any recent transactions in BWM Common Stock. At September 30, 1994, the book value per share of BWM's Common Stock was $878.73.

(2) At December 31, 1994, the book value, unaudited, per share of BWM's Common Stock was $883.28

  No assurance can be given as to what the market price of CC Common Stock will be if and when the Merger is consummated or when such shares are actually issued in the Merger.

Certain Differences in Rights of Stockholders

  The rights of BWM stockholders are currently governed by Massachusetts corporate law, BWM's Articles of Organization and Bylaws. On completion of the Merger, BWM stockholders will become stockholders of CC, and their rights will be governed by the Vermont Business Corporation Law, CC's Articles of Incorporation and Bylaws. See "THE MERGER - Certain Differences in Rights of Stockholders" for a discussion of the material differences in the rights of the holders of CC Common Stock and BWM Common Stock.

Management and Operations After the Merger

At the Effective Time of the Merger, the separate corporate existence of BWM will cease to exist and CAB will be the surviving corporation but will do business under the name of The Bank of Western Massachusetts. CAB will remain a direct subsidiary of CC. It is anticipated that the management of BWM immediately after the Effective Time will continue largely as before. Further, certain senior members of BWM's management have entered into employment and management continuity agreements with BWM. The Merger Agreement provides that CC intends to keep BWM's Board separate from CC's and to name up to two additional directors, who may be employees of CC or an affiliate. The Merger Agreement contains no other agreement as to the makeup of BWM's Board of Directors after the Merger. See "THE MERGER - Interests of Certain Persons in the Merger; Management and Operations After the Merger."

                 SELECTED HISTORICAL AND SUMMARY PRO FORMA FINANCIAL DATA

  The following tables set forth certain selected historical financial information for CC and BWM, and certain unaudited pro forma financial information giving effect to the Merger as of January 1, 1993 (as of September 30, 1994 and for the nine months ended September 30, 1994 and for the year ended December 31, 1993) using the purchase method of accounting. For a description of the purchase method of accounting with respect to the Merger and the related effects on the historical financial statements of BWM, see "THE MERGER - Accounting Treatment." The historical income statement data included in the selected financial data for the five years ended December 31, 1993 are derived from audited consolidated financial statements included in the Annual Reports on Form 10-K by CC and are derived from audited financial statements included in Annual Reports on Form F-2 by BWM. The unaudited historical financial data for the nine months ended September 30, 1994 have been derived from amounts reported on the Quarterly Report on Form 10-Q by CC and from unaudited financial statements on the Quarterly Report on Form F-4 by BWM. This information should be read in conjunction with the consolidated financial statements of each of CC and BWM, and the related notes thereto, delivered herewith and/or incorporated herein by reference, and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement and Prospectus. See "INCORPORATION OF DOCUMENTS BY REFERENCE", "PRO FORMA FINANCIAL DATA."

  The pro forma financial information included are for information purposes only and are not necessarily indicative of the results of the future operations of the merged entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                           THE SPECIAL MEETING

General

  This Proxy Statement and Prospectus is being furnished to the holders of BWM Common Stock in connection with the solicitation of proxies for use at the Special Meeting. The solicitation of proxies is being made by the Board of Directors of BWM.

  The Special Meeting will be held for the purpose of considering and voting on a proposal to approve the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, which is being submitted to the BWM stockholders.

Quorum and Voting for BWM Special Meeting

  Only stockholders of BWM of record at the close of business on January 10, 1995 (the "BWM Record Date") are entitled to notice of and to vote at the Special Meeting. As of the BWM Record Date, there were issued and outstanding 18,440.5 shares of BWM Common Stock entitled to vote, of which 1,669.5 shares, representing 9.05% of the shares issued and outstanding, were beneficially owned by directors and officers of BWM and their respective affiliates. Each such director, officer and affiliate has indicated his or her intention to vote the shares of BWM Common Stock beneficially owned by him or her in favor of approval of the Merger Agreement. See "--Beneficial Ownership of BWM Common Stock."

  The presence in person or by proxy of a majority of the aggregate number of shares of BWM Common Stock issued and outstanding on the BWM Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting.

  Each BWM stockholder is entitled to one vote, in person or by proxy, for each share of BWM Common Stock held of record in such stockholder's name at the close of business on the BWM Record Date.

Vote Required at BWM Special Meeting

  The approval and adoption of the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, requires the affirmative vote of the holders of two-thirds of the outstanding shares of the BWM Common Stock. As a consequence, abstentions and broker non-votes have the effect of a vote against the Merger Agreement. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting.
Assuming that each director and officer and affiliate of BWM votes in favor of the Merger Agreement, the affirmative vote of the holders of an additional
10.625 shares of BWM Common Stock, representing 57.62 % of the total number of shares issued and outstanding on the BWM Record Date, will be required to carry the proposal. If the requisite vote to carry the Merger proposal is not obtained at the Special Meeting, BWM has the right to terminate the Merger Agreement, subject to certain limitations. See "THE MERGER -- Termination."

  The enclosed proxy is being solicited by the Board of Directors of BWM. Each proxy will be voted as directed; however, if no direction is indicated, each properly executed proxy will be voted FOR the approval and adoption of the Merger Agreement, including the Plan of Merger, and the transactions contemplated thereby, and in such a manner as management's proxyholders shall decide on such other matters, if any, as may properly come before the Special Meeting. Any stockholder who returns a proxy before the Special Meeting has the right to revoke it prior to its exercise by delivering written notice to the Clerk of BWM, or by returning a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person. However, if shares are held in street name, a stockholder will need additional documentation to vote in person at the Special Meeting.

  In addition to soliciting proxies by mail, proxies may also be solicited by telephone or personal interview by employees of BWM, who will not receive additional compensation for such solicitation activity. BWM reserves the right to retain a proxy solicitor who would be paid a fee and reasonable out-of-pocket expenses.

  If sufficient votes in favor of the Merger are not received before the Special Meeting, the Special Meeting may be adjourned to a future date in order to permit further solicitation of proxies in respect of the Merger. In connection therewith, however, proxies voting against the Merger may not be used by the proxyholders to vote in favor of adjournment pursuant to such proxy holders' discretionary authority.

Beneficial Ownership of BWM Common Stock

  The following table sets forth information as of December 31, 1993, with respect to the shares of BWM Common Stock beneficially owned by each director of BWM, by the chief executive officer of BWM, and by all directors and executive officers as a group.

                                 Amount and Nature of         Percent of BWM
Name                             Beneficial Ownership (1)     Common Stock
- ----                            ------------------------     ---------------

John J. Cardone                      112.5(2)                       *
Edward J. Carroll, Jr.               112.5                          *
Martin J. Clayton                    137.5(3)                       *
Timothy P. Crimmins, Jr.             140.5(4)                       *
James J. Falcone                     292.125(5)                    1.58%
Frank P. Fitzgerald                  374.875(6)                    2.03%
William F. Frain                     150.0                          *
John P. Isenburg                     112.5                          *
Edward C. Leavy                      174.5                          *
Carl B. Martin, III                  112.5                          *
William G. Mazeine                   137.5(7)                       *
Emilio J. Sibilia, Jr.               112.5                          *
Andrew E. Skroback, Jr.              112.5                          *
Benjamin A. Surner, Jr.              112.5                          *
All directors and officers as a
group (17 persons)                 2,474.5                        11.70%
___________________________
*Beneficial owner of less than 1%

(1) Each person named has sole voting and investment power with respect to all shares of Common Stock indicated, except as set forth in Notes (2) to (7) below. The number of shares owned by each director includes 37.5 shares of Common Stock that such director has a right to acquire under warrants granted to the incorporators of the Bank. See "Incorporators' Warrants."

(2)  Includes 75 shares held by Mr.Cardone jointly with his wife, Sylvia
     Cardone.

(3) Includes 15 shares held by the Trustee of Mr. Clayton's Individual Retirement Account and 10 shares held by the Trustee of his wife's Individual Retirement Account, as to which Mr. Clayton disclaims beneficial ownership.

(4) Includes 85 shares held by the Trustee of Mr. Crimmins' Individual Retirement Account.

(5) Includes 75 shares held by Mr. Falcone's wife, Linda A. Falcone, as to which shares Mr.Falcone disclaims beneficial ownership; 22.5 shares held by Mr. Falcone's sister, Claire M.Falcone, as to which shares Mr. Falcone disclaims beneficial ownership; 60 shares held by Mr. Falcone's children, as to which shares Mr. Falcone disclaims beneficial ownership; and 15 shares held by the Trustee of Mr.Falcone's Individual Retirement Account as to which Mr. Falcone does not disclaim beneficial ownership.

(6) Includes 75 shares held by Mr. Fitzgerald's wife, Joyce S. Fitzgerald, as to which shares Mr. Fitzgerald disclaims beneficial ownership; 93 shares are held in the Bank's 401K Plan and 37.5 shares held by Mr. Fitzgerald jointly with members of his family.

(7) Includes 25 shares held by the Trustee of Mr. Mazeine's Simplified Employee Pension - Individual Retirement Account.

     The Directors and officers of BWM who own warrants to acquire shares of BWM Common Stock have indicated that they do not intend to exercise any such warrants at any time prior to the BWM Special Meeting.


  Incorporator's Warrants. BWM's Incorporators presently consist of 72 individuals, some of whom were parties to the agreement pursuant to which BWM was chartered.

  Each of the 36 Incorporators of BWM, including two persons who are no longer Incorporators, who was a party to the original Agreement of Association pursuant to which BWM was chartered was granted a warrant to purchase 37.5 shares of Common Stock, at a price of $666.67 per share (as adjusted for the February 13, 1989 stock split). In addition to the 36 original Incorporators, the Board of Directors approved 38 additional individual Incorporators of BWM. BWM has issued to each of these additional Incorporators an Incorporator's warrant to purchase 25 shares of Common Stock for $1,000.00 per share. Like those granted to the original Incorporators, each of these Incorporators' Warrants will expire if not fully exercised on or prior to December 31, 1995. Each Incorporator Warrant is fully vested. Currently there are 950 warrants at $1,000.00 per share and 1,350 warrants at $666.67 per share outstanding.

  The Merger Agreement provides that each outstanding Incorporator Warrant will be converted into an amount of cash equal to the difference between $1,225.00 and the applicable warrant price for a total cash payment of $967,496.

  Class A Common Stock. BWM's charter provides for the issuance of shares of Class A Common Stock, in addition to shares of Common Stock. The Class A Common Stock was created for the purpose of providing senior executive officers of BWM with a significant performance incentive by permitting them to increase their equity ownership interest in BWM at nominal cost, provided the book value of BWM Common Stock exceeds a fixed minimum value.

  Pursuant to the present conversion rights, up to twenty percent (20%) of the shares of Class A Common Stock outstanding is eligible for conversion each year beginning in 1990 at a rate of one and one-half shares of fully paid and non-assessable Common Stock per share of Class A Common Stock eligible for conversion (subject to equitable adjustment for any stock split, combination, reclassification or similar event involving the Common Stock); provided that the maximum number of shares of Class A Common Stock which may be converted into Common Stock of BWM during any fiscal year of BWM does not exceed that number of shares which if converted during that fiscal year would (i) result in an incremental expense to BWM equal to or greater than twenty percent (20%) of BWM's pre-tax earnings for that fiscal year (such limit is computed without regard to the incremental expense occasioned by such conversion); or (ii) dilute the book value of the Common Stock (computed after such conversion) to a value less than the value representing a four percent (4%) compounded annual growth rate on the original offering price of the Common Stock.

  To the extent that shares of Class A Common Stock become eligible for conversion in any year, BWM will be required to accrue as a charge against earnings an amount equal to the difference between the fair market value of the number of shares of Common Stock into which each share of Class A Common Stock is convertible at such time, minus the price paid per share of Class A Common Stock ($0.25) multiplied by the total number of shares of Common Stock issuable upon such conversion. As of January 31, 1994, no shares of Class A Common Stock were eligible for conversion into Common Stock, as determined by the Audit Committee of BWM. Accordingly, BWM did not expense any amount in connection with such eligibility in fiscal year 1993. Prior to their conversion to Common Stock, shares of Class A Common Stock have no voting rights and are not entitled to participate in any dividends paid on the Common Stock.

  Timothy P. Crimmins, Jr., the President and Chief Executive Officer of BWM, presently holds 238 shares of Class A Common Stock of which no shares are currently eligible for conversion and Frank P. Fitzgerald, the Chairman of the Board of Directors of BWM, presently holds 741 shares of Class A Common Stock, of which no shares are currently eligible for conversion. BWM does not intend to issue any more shares of Class A Common Stock.

  The Merger Agreement provides that each share of Class A Common Stock issued and outstanding will be exchanged for consideration as specifically set forth in the Merger Agreement. (See "THE MERGER--Terms of the Merger; Consideration to be Received by BWM Stockholders.")

  Certain Transactions. BWM paid a total of $284,200 during 1993 in rental payments for its main office space pursuant to two separate leases with Courthouse Park Associates, a partnership in which Frank P. Fitzgerald is a partner. One lease covers the first floor and lower level of BWM's premises. This lease is for a term of ten years which commenced on July 1, 1993 and provides for minimum base annual rent of $140,000 (subject to certain credits and adjustments) for the first five years and adjusted annually thereafter to reflect changes in the Consumer Price Index. The second floor lease is for a term of five years, which commenced July 1, 1993 with a five-year option and provides for minimum base annual rent of $60,000 (subject to certain adjustments) and adjusted annually commencing on the first day of each option year to reflect changes in the Consumer Price Index.

  During 1993, BWM retained the services of Frank P. Fitzgerald, P.C., a law firm in which Frank P. Fitzgerald is currently a principal, paying approximately $35,300 in legal fees. BWM paid premiums on various life insurance policies to Martin J. Clayton Insurance Agencies, Inc., an insurance agency in which Martin
J. Clayton, a BWM director, is a principal, and to Skroback and Associates, a financial planning consulting firm owned by Andrew Skroback, a BWM director. During 1993, Asset Management Partners, Boston, Massachusetts, BWM's securities portfolio manager, retained the services of Kidder, Peabody & Co., a registered broker-dealer of which William Frain and John Isenburg, each a BWM director, are officers, to perform certain portfolio transactions for BWM. BWM also retained the services of the Momentum Group, Inc., a marketing firm of which William Mazeine, a BWM director, is Chairman of the Board of Directors.

  During 1994, BWM continued to retain the services set forth above, paying amounts not yet finally determined.

  Other than as indicated above, there are no persons who are beneficial owners of more than 5% of the outstanding shares of BWM Common Stock.


                                      THE MERGER

  This section of the Proxy Statement and Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement or the Stock Option Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement or the Stock Option Agreement, copies of which are attached hereto, respectively, as Appendix A and Appendix E and are incorporated herein by reference. All stockholders are urged to read the Merger Agreement, the Stock Option Agreement and the other appendices hereto in their entirety.

Background of and Reasons for the Merger;
Recommendation of BWM Board of Directors

  Background of and Reasons of BWM for the Merger. In 1994, CC initiated discussions with BWM regarding possible participations of credits and other mutually beneficial business relationships. Gradually, during the course of their discussions, BWM and CC both recognized the mutually complementary characteristics of the two organizations' market areas, business lines and management structures and orientations. CC and BWM discussed recent changes in the competitive economic and regulatory characteristics of the market for banking services in New England, and of the continuing desire of both CC and BWM to provide a broad range of convenient and competitive credit, depository and trust services to their local communities at competitive rates. The managements of both CC and BWM came to believe that a merger would provide a resulting bank with increased product capabilities, service and geographic scope of operations. Both BWM and CC also came to believe that a merger would result in BWM's being able to attract commercial banking business which BWM, on a stand-alone basis, could not attract. CC and BWM also came to believe that the potential economies of scale and more favorable access to capital markets generally enjoyed by larger financial institutions would place a resulting organization in a stronger position to satisfy the financial needs of its customers, respond to changes affecting the banking and financial services industries and to compete effectively with other larger financial institutions in Vermont and Massachusetts. Beginning in May, 1994, representatives of BWM and CC met on several occasions to discuss the terms of a possible combination of the two organizations. At these meetings, the last of which occurred in July, 1994, representatives of BWM and CC discussed structures for a possible combination, regulatory review of the transaction, the value of BWM Common Stock and a possible exchange rate, adjustments to such exchange rate based upon changes in the price of CC Common Stock, and other terms and conditions of a possible combination. The representatives of BWM and CC considered structuring the proposed combination to provide for the payment to BWM stockholders of cash or CC Common Stock, but determined that a blended stock and cash transaction was preferable to a cash or stock transaction because a stock and cash transaction would combine the tax-free features to the stockholders of BWM and create a common stake in the success of the combined enterprises without causing the degree of dilution which would be caused by an all stock transaction.
Similarly, the reduced cash needed in a blended transaction would not impact CC's capital position as much as would an all cash transaction. The representatives of BWM and CC negotiated a combined stock and cash purchase price based upon the then current market value of CC Common Stock and their respective views of the value of BWM Common Stock. The representatives recognized that the proposed transaction could not be concluded for several months because of the need for regulatory approvals, and therefore discussed a mechanism under which the exchange rate would automatically adjust based upon changes in the market price of CC Common Stock. The parties determined that the combination of cash and stock should mitigate these concerns and concluded that setting ranges in CC's stock price would be appropriate. Under this approach, BWM or CC would have the right to terminate the transaction if the market price of CC Common Stock fell below $17.50 per share. The upper range would be fixed at a CC Common Stock price of $25.50 per share so that CC stockholders would not bear a disproportionate burden for independent success of CC Common Stock. The representatives of BWM and CC also discussed certain conditions to the obligation of each party to conclude the transaction, including the receipt of required regulatory approvals, and the treatment of expenses if the transaction was not concluded. These negotiations resulted in the approval of the proposed Merger by the Board of Directors of BWM on August 16, 1994, the announcement of the proposed Merger of August 17, 1994, and execution of the Merger Agreement.

  The Board of Directors of BWM, after careful study and evaluation of economic, financial, legal and market factors, believes that the Merger Agreement is in the best interest of BWM and its stockholders.

  The Board believes that the CC Common Stock (see "THE MERGER--Terms of the Merger; Consideration to be Received by BWM Stockholders") represents an opportunity for the holders of BWM Common Stock to exchange their shares of BWM Common Stock on a favorable basis for cash or a security with a greater market liquidity than BWM Common Stock. Among the factors considered by the Board of Directors of BWM in deciding to approve and recommend the execution of the Merger Agreement were the terms and conditions of the Merger, the earnings and dividend records, financial condition, business, assets and liabilities, and management of each of BWM and CC; recent market prices for CC Common stock; trading statistics, including volume statistics for CC Common Stock; the lack of a public trading market for BWM Common Stock; the nature of the banking markets of BWM and CC; BWM's and CC's respective positions in their markets; the outlook for BWM in a changing banking and financial services industry, including the advent of interstate branching, and alternatives available to BWM for raising capital necessary to fund the growth required to achieve competitive economies of scale; the consideration to be received by the stockholders of BWM in the Merger; and the price ranges of comparable transactions. The Board of Directors also determined that the Merger will afford BWM stockholders improved potential for long-term growth.

  In reaching its decision to approve and recommend that BWM stockholders approve the Merger Agreement, including issuing the option to CC pursuant to the Stock Option Agreement, the Board of Directors determined that, considering their respective earnings and dividend records, financial condition, business, assets and liabilities, the business prospects of CC were favorable; the management of CC was strong and compatible with BWM; the prospects for the market price of CC Common Stock were also favorable; the lack of a public market for shares of BWM Common Stock was disadvantageous to BWM stockholders; that each of CC and BWM were well positioned in their respective markets; that BWM's and CC's geographic markets were complementary, permitting CC to increase its market share and competitive position into western Massachusetts; that increasing levels of bank regulation, and the cost to small banks such as BWM of complying with such regulations, could adversely affect BWM's earnings; and that the consideratiion to be received by stockholders of BWM, which reflects a premium above the book value of BWM Common Stock, is fair from a financial point of view.

  While the Board of Directors did not give greater weight to any one of the factors listed above, the Board of Directors of BWM considered the proposed purchase of BWM Common Stock to be advantageous to its stockholders.

  Recommendation of BWM Board of Directors. The Board of Directors of BWM recommends approval of the Merger Agreement. The Board believes that the terms of the Merger Agreement are fair and that the Merger is in the best interest of BWM and its stockholders. In making its recommendation, the Board has considered the advice of BWM's financial advisor, Brown Brothers, as to the fairness of the purchase price to the stockholders of BWM. The directors and officers of BWM have unanimously indicated that they intend to vote the BWM Common Stock that they hold in favor of the Merger Agreement. See "THE SPECIAL MEETING--Beneficial Ownership of BWM Common Stock."

  THE BOARD OF DIRECTORS OF BWM UNANIMOUSLY RECOMMENDS THAT BWM'S STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Opinion of Financial Advisors. BWM has retained Brown Brothers as its financial advisor in connection with the Merger. Brown Brothers has delivered to the Board of Directors of BWM its written opinion dated August 9, 1994, that, as of such date and on the basis set forth therein, the purchase price and terms set forth in the Merger Agreement are fair, from a financial point of view, to BWM stockholders. The Board of Directors retained Brown Brothers because of its reputation and because Brown Brothers has substantial experience in transactions such as the Merger. Brown Brothers has, from time to time, provided other financial advisory services to BWM and they are a nationally recognized financial advisor. No limitations were imposed by the BWM Board upon Brown Brothers with respect to the investigations made or procedures followed by Brown Brothers. A copy of Brown Brothers' opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement and Prospectus and should be read in its entirety by BWM stockholders.

  In October, 1993 Brown Brothers began assisting BWM in evaluating certain ownership alternatives, including the possible sale of BWM to a third party or a merger of equals transaction. In May, 1994, when approached by CC concerning a possible acquisition, BWM retained Brown Brothers to act as BWM's financial advisor in evaluating the attractiveness of a transaction with CC versus BWM's other alternatives. Brown Brothers is regularly engaged in the valuation of bank and bank holding company securities in connection with mergers, acquisitions, and other securities transactions. Brown Brothers has knowledge of, and experience with, New England banking markets and banking organizations operating in those markets. Brown Brothers was selected by BWM based upon its qualifications, expertise, and reputation in the financial institutions industry.

  In such capacity, Brown Brothers participated in the negotiations with respect to the pricing and other terms of the BWM Merger, but the decision to accept the CC offer was made by the Board of Directors of BWM. On August 9, 1994, eight days prior to the announcement of the BWM Merger Agreement, Brown Brothers delivered to the BWM Board of Directors its opinion that, as of such date, the consideration to be paid by CC pursuant to the BWM Merger was fair to BWM and its stockholders from a financial point of view.

  The full written text of the opinion of Brown Brothers dated as of August 9, 1994, which sets forth the assumptions made, matters considered, and limits on the review undertaken by Brown Brothers, is attached hereto as Appendix B. Stockholders are urged to read this opinion in its entirety. Brown Brothers' opinions are directed only to the Merger Consideration and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the BWM Special Meeting. The summary of the opinion of Brown Brothers set forth in this Proxy Statement and Prospectus is qualified in its entirety by reference to the full text of such opinion.

  For purposes of its opinion and in connection with the review of the proposed transaction, Brown Brothers (i) reviewed a draft of the Merger Agreement and the Stock Option Agreement; (ii) analyzed certain publicly available financial statements, both audited and unaudited, for BWM and CC, (iii) analyzed certain financial statements and other financial and operating data, concerning BWM and CC prepared by their respective managements', (iv) analyzed certain financial projections of BWM, prepared by the management of BWM, (v) discussed the past and current operations and financial position and the prospects of BWM and CC with the management of BWM and CC, (vi) reviewed and evaluated reported market prices and historical trading activity of CC Common Stock, (vii) reviewed the financial performance of BWM and CC together with the stock market data relating to CC and similar data available for certain companies deemed comparable by Brown Brothers and their publicly-traded securities, (viii) reviewed the financial terms, to the extent publicly available, of certain recent business combinations involving financial institutions deemed comparable by Brown Brothers, (ix) analyzed the pro forma financial impact of the BWM Merger on CC, and (x) conducted such other studies, analyses and examinations as deemed appropriate.

  In connection with its review, Brown Brothers relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding BWM and CC provided to Brown Brothers by both companies and their representatives, including, without limitation, the financial projections of BWM. Brown Brothers also did not independently verify and has relied on and assumed that the allowances for loan and lease losses set forth in the balance sheets of BWM and CC at June 30, 1994 were adequate and complied fully with applicable law, regulatory policy, and sound banking practice as of the date of such financial statements. With respect to the financial projections, Brown Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgements of BWM's management as to the future financial performance of BWM. Brown Brothers was not retained to conduct a physical inspection of any of the properties or facilities of BWM or CC, nor did Brown Brothers make any independent evaluation or appraisal of BWM's or CC's assets (including loans) or liabilities. Brown Brothers also assumed that the BWM Merger in all respects is is and will be in compliance with all laws and regulations that are applicable to BWM and CC.

  Brown Brothers' opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of August 9, 1994, including the market price of CC Common Stock. Events occuring after that date, including a material change in the market price of CC Common Stock, could materially affect the assumptions and conclusions contained in this opinion. Brown Brothers has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after August 9, 1994.

  In rendering its opinion, Brown Brothers assumed that in the course of obtaining the necessary regulatory and governmental approvals for the proposed BWM Merger, no restriction will be imposed on CC that would have a material adverse effect on the contemplated benefits of the BWM Merger. Brown Brothers also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of CC after the BWM Merger.

  In connection with rendering its opinion, Brown Brothers performed a variety of financial analyses, which are summarized below. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the BWM Merger was to some extent a subjective one based on the experience and judgment of Brown Brothers and not merely the result of mathematical analyses be considered as a whole and that selecting portions of such analyses and factors considered by Brown Brothers eithout considering all such analyses and factors could create an incomplete view of the process underlying Brown Brothers' opinion. In its analyses, Brown Brothers made numerous assumptions with respect to business, market, monetary, and economic conditions, industry performance and other matters, many of which are beyond BWMs' and CCs' control. Any estimates contained in Brown Brothers' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. None of the anaylses performed by Brown Brothers was assigned a greater significance by Brown Brothers than any other.

    Valuation Summary. Brown Brothers analyzed the BWM Merger consideration of $1,225.00 in cash or 57.3099 shares of CC Common Stock (or an aggregate 55% stock - 45% cash pro-rata allocation invloving $551.25 in cash and 31.5205 shares of CC Common Stock) per share of BWM Common Stock and the total transaction value of $25.5 million. Brown Brothers noted that the merger consideration represented a multiple of 19.2x reported last twelve month earnings and 16.9x estimated earnings for the twelve month period ending December 31,1994 and a multiple of 1.51x estimated December 31, 1994 book value.

  Contribution Analysis. Brown Brothers analyzed the changes in the amount of earnings and pro forma book value represented by one share of BWM Common Stock before the Merger and 57.3099 shares of CC Common Stock, the consideration to be received in exchange for 55% of the outstanding shares of BWM's Common Stock, after the Merger. The analysis showed, among other things, that trading one share of BWM Common Stock before the Merger for 57.3099 shares of CC Common Stock after the Merger, based upon the internal estimates of BWM and CC, resulted in a pro forma 66.9% increase in estimated earnings per original BWM share for the year ending 1994 and a 24.1% increase in pro forma book value per original BWM share for the twelve months ending December 31, 1994. In addition, based on CC's 1994 annual dividend of $0.46 per share, the analysis showed that trading one share of BWM Common Stock before the Merger for 57.3099 shares of CC Common Stock after the Merger resulted in a pro forma annual dividend of $26.36 per original BWM share. Historically, BWM did not pay a dividend.

  Comparable Companies and Comparable Acquisition Transactions. Using public and other available information, Brown Brothers compared the profitability, capitalization, and asset quality of BWM to companies which Brown Brothers considered to be comparable. These companies included 45 banks and bank holding companies operating in Western Massachusetts, with total assets between $50 and $300 million. Using public and othe available information, Brown Brothers compared the historical trading prices of CC Common Stock from July 1989 through July 1994, and the profitability, capitalization and asset quality of CC to companies which Brown Brothers considered to be comparable. These companies included 20 banks and bank holding companies operating in New England, with total assets between $500 million and $3 billion.

  Brown Brothers also compared the BWM Merger on the basis of multiples of stated book value and earnings of BWM implied by the value of the consideration to be paid to the holders of BWM Common Stock as of the date of the determination with the same ratios in acquisitions of banks and bank holding companies which Brown Brothers deemed comparable. Such comparable acquisitions included banks and bank holding companies within the New England region acquired during 1993 and 1994. The average multiple medians paid in these transactions was 1.51 times the stated book value of the acquired companies' common stock and
17.59 times the acquired companies' last twelve months earnings.

  Pursuant to the terms of an engagement letter dated August 9, 1994, BWM had agreed to pay Brown Brothers $50,000 for its financial advisory services, including the rendering of the fairness opinion. In addition, BWM has agreed to pay Brown Brothers a Closing Fee of $75,000, less any financial advisory fees previously paid to Brown Brothers. Whether or not the transaction is consummated, BWM has agreed to reimburse Brown Brothers for out-of-pocket expenses and has agreed to indemnify Brown Brothers, its affiliates and their respective partners, directors, officers, agents, consultants, employees, and controlling persons against certain expenses and liabilites, including liabilites under certain Federal securities laws.

Terms of the Merger; Consideration to be Received by BWM Stockholders.

  At the time the Merger becomes effective, BWM will merge with and into CAB, and CAB will be the surviving corporation, doing business as The Bank of Western Massachusetts. The Articles of Incorporation and Bylaws of CAB as in effect immediately prior to the Merger will be the Articles of Incorporation and Bylaws of CAB after the Merger as the surviving corporation.

  Upon consummation of the Merger, each outstanding share of BWM Common Stock, other than BWM Class A Stock, shares held by BWM as treasury shares or as to which dissenters' rights have been perfected, will be converted into the right to receive, at the election of each BWM stockholder and subject to the allocation procedures set forth in the Merger Agreement, (i) $1,225.00 in cash or (ii) 57.3099 shares of CC Common Stock, with each of (i) and (ii) to be subject to adjustment pursuant to Section 1.6 of the Merger Agreement, which is attached to this Proxy Statement and Prospectus, and subject to possible further adjustment pursuant to Section 1.5 of the Merger Agreement. The Section 1.6 adjustment relates to the pro-rata allocations which may occur to achieve an aggregate payment of the Merger consideration by CC of 55% stock and 45% cash. The Section 1.5 adjustment relates to the fixing of total consideration to a price of CC's Common Stock at $25.50 per share if the Market Value of the CC Common Stock (as determined under the Merger Agreement) is greater than $25.50 per share. In the event the price of CC Common Stock exceeds or is equal to $25.50 per share, CC will adjust the amounts of stock and cash paid in order to limit the aggregate value of the Merger to $28.1 million, including the purchase of BWM Class A Stock, and the conversion to cash of all stock options and warrants.

  At the Effective Date and in consideration of the Merger, each share of BWM Class A Stock, par value $0.25 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled in return for rights to receive $826.88 in cash and 47.2808 shares of CC Common Stock per share subject to the following conditions:

  (a) CC Common Stock shall be subject to transfer restrictions as set forth in the Merger Agreement and will become vested at a rate of 20% per annum over a 5-year period after Closing; and

  (b) the Holder shall continue employment through each subsequent annual anniversary of the Closing; provided, however, in the event that the Holder is terminated unilaterally by CC, dies or becomes disabled, the Restricted Stock will become fully vested; provided further, in the event that the Holder is terminated for cause (defined as deliberate dishonesty, conviction of a crime involving moral turpitude or gross and willful failure to perform a substantial portion of duties and responsibilities) any unvested shares of Restricted Stock will become null and void; and provided further, in the event of a change in control of CC as such event is defined in CC's current "Change in Control" agreements with certain key employees of CC, all shares of Restricted Stock will become fully vested. In the interim, all shares of Restricted Stock will have full voting and dividend rights.

  BWM's stockholders shall receive an aggregate of 627,525 shares of CC Common Stock and $10,974,561 in cash. Each BWM stockholder will elect to receive 100% of the Per Share Consideration in the form of either CC Common Stock or cash, or make no election. In the event the BWM stockholders elect less or greater than the 627,525 shares of CC Common Stock, shares of CC Common Stock and cash will be allocated on a pro-rata basis to achieve an aggregate 55% stock and 45% cash consideration which would translate to $551.25 in cash and 31.5205 shares of stock, on a theoretical basis, for each share of BWM stock. The total consideration, including cashing out of BWM's options and warrants, based upon the price of CC Common Stock at $21.375 per share, equals $25,500,095.

  Based on the number of shares of CC Common Stock outstanding at December 31, 1994, BWM stockholders would hold, in the aggregate, approximately 9.60% of the CC Common Stock outstanding immediately after consummation of the Merger. All stockholders of BWM currently are minority stockholders and, following the Merger, such stockholders will be minority stockholders of CC. However, BWM's stockholders' interest in CC will be smaller than their prior percentage interest in BWM, and accordingly, their ability to affect the business direction of CC through the right to vote as a CC stockholder will be reduced. The Purchase Price was negotiated by Chief Executive Officers of CC and BWM and approved by each corporation's Board of Directors.

  No fractional shares of CC Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that BWM stockholders will receive cash in lieu of such fractional shares. The cash amount paid in lieu of fractional shares will be determined by multiplying the fraction of a share to which the holder would otherwise be entitled by $21.375.

  Shares of CC Common Stock issued and outstanding at the time the Merger becomes effective will remain issued and outstanding thereafter and will not be affected by the Merger.

Effective Time of the Merger

  The Merger will become effective upon the filing of Articles of Merger relating thereto with the Secretary of State of the Commonwealth of Massachusetts and the issuance by the Secretary of State of the Commonwealth of Massachusetts of a Certificate of Merger with respect thereto. The parties to the Merger Agreement will promptly cause such Articles of Merger and Certificate of Merger to be so filed after each of the conditions to consummation of the Merger has been satisfied or waived and following approval by the stockholders of BWM. The Merger cannot become effective until BWM stockholders have approved the Merger Agreement and all required regulatory approvals and actions have been obtained and taken. See "--Regulatory Approvals Required." Subject to satisfaction of the conditions contained in the Merger Agreement, the parties currently anticipate that the Merger will become effective during the quarter ending March 31, 1995, although there can be no assurance as to whether or when the Merger will become effective. See "--Conditions to Consummation of the Merger."

Surrender of BWM Common Stock Certificates

  As soon as practicable after the Merger becomes effective, the Exchange Agent will send a notice and transmittal form to each holder of BWM Common Stock of record at the time the Merger becomes effective (other than holders who have properly exercised dissenters' rights of appraisal, see "--Rights of BWM Dissenting Stockholders," advising such holder of the effectiveness of the Merger and of the procedure for surrendering to the Exchange Agent such holder's certificate or certificates formerly evidencing BWM Common Stock in exchange for a new certificate(s) evidencing CC Common Stock, cash or both CC Common Stock and cash.

  BWM stockholders should not send in their stock certificates until they receive the letter of transmittal form and instructions from the Exchange Agent.

  Upon surrender to the Exchange Agent of certificates formerly evidencing BWM Common Stock, together with a properly completed and signed letter of transmittal, there will be issued and mailed to the holder thereof (i) a new certificate or certificates representing the number of whole shares of CC Common Stock to which such holder is entitled under the Merger Agreement and, where applicable, a check for the amount of cash payable in lieu of a fractional share of CC Common Stock; (ii) cash or (iii) CC Common Stock and cash. If the holder requests participation in the CC Dividend Reinvestment Plan, a notification of shares held on deposit by the Exchange Agent will be mailed to the holder in lieu of the stock certificate (and/or check noted above). A certificate representing CC Common Stock or a check in lieu of a fractional share will be issued in a name other than the name in which the surrendered BWM stock certificate was registered only if (i) the BWM stock certificate surrendered is properly endorsed or accompanied by appropriate stock powers and is otherwise in proper form for transfer, and (ii) the holder requesting the issuance of such certificate or check either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate or check in a name other than that of the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

  After the Merger becomes effective, each certificate formerly evidencing BWM Common Stock (other than certificates as to which dissenters' rights of appraisal have been exercised or to which cash shall be paid) will, until it is surrendered to the Exchange Agent, be deemed for all corporate purposes to evidence ownership of that number of whole shares of CC Common Stock into which it was converted as a result of the Merger.

  If any certificate formerly evidencing BWM Common Stock has been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of CC Common Stock and cash for fractional shares, if any, as may be required pursuant to the Merger Agreement; provided, however, that CC may, in its discretion and as a condition to the issuance of a certificate representing the CC Common Stock into which such BWM Common Stock has been converted, require the owner thereof to deliver a bond in such sum as CC may direct as indemnity against any claim that may be made against BWM, CC, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed. After the Merger becomes effective, no further registration of transfers on the records of BWM will be made as to certificates formerly evidencing BWM Common Stock and any certificates which are presented for such registration of transfer will be cancelled and exchanged for certificates representing shares of CC Common Stock as described above.

Conditions to Consummation of the Merger

  The obligations of both CC and BWM to consummate the Merger are subject to satisfaction of the following conditions, among others: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved by the stockholders of BWM; (ii) all regulatory approvals required for the consummation of the Merger shall have been obtained; (iii) the Registration Statement relating to the shares of CC Common Stock to be issued pursuant to the Merger Agreement shall have become effective; and (iv) neither CC nor BWM shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Merger.

  The obligation of CC to consummate the Merger is further subject to additional conditions, including, without limitation, the following:

  (a) There shall not have occurred any change in the business, assets, financial condition, results of operations or prospects of BWM which has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, results of operations, financial condition or prospects of BWM.

  (b) BWM shall have complied with and performed in all material respects its obligations under the Merger Agreement, and its representations and warranties in the Merger Agreement shall be true and correct in all material respects at the Effective Time.

  (c) CC shall have received the opinion of Piper & Marbury,its special counsel, as to certain tax aspects of the Merger.

  (d) CC shall have received the opinion of M.A. Schapiro & Co., Inc. as to the fairness of the purchase price to CC's stockholders from a financial point of view.

  (e) The average closing price of CC Common Stock for the twenty (20) consecutive trading days ending on the fifth trading day before the last regulatory approval shall be at least $17.50 per share.

  The obligation of BWM to consummate the Merger is subject to additional conditions, including, without limitation, the following:

  (a) There shall not have occurred any change in the business, assets, financial condition, results of operations or prospects of CC or any of its subsidiaries which has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, results of operations, financial condition or prospects of CC.

  (b) CC shall have complied with and performed in all material respects its obligations under the Merger Agreement, and its representations and warranties in the Merger Agreement shall be true and correct in all material respects at the Effective Time.

  (c) BWM shall have received the opinion of Piper & Marbury, CC's special tax counsel, as to certain tax aspects of the Merger.

  (d) BWM shall have received the opinion of Brown Brothers Harriman & Co. as to the fairness of the purchase price to BWM's stockholders from a financial point of view.

  (e) The average closing price of CC Common Stock for the twenty (20) consecutive trading days ending on the fifth trading day before the last regulatory approval shall be at least $17.50 per share.

Regulatory Approvals Required

  Consummation of the Merger is subject to, among other things, prior receipt of all necessary regulatory approvals from state and federal authorities and expiration of all required waiting periods. CC has filed an application (the "FRB Application) for approval of the Federal Reserve Board under Section 3(a)(5) of the Bank Holding Company Act of 1956 (12 U.S.C. 1842), of the Merger of BWM with and into CAB. On (not available at this time), 1995, the Federal Reserve Board issued an order approving the Merger.

  In addition to the FRB Application, CC has submitted an application to the Massachusetts Board for approval under Massachusetts General Statutes Annotated, to operate CC as a bank holding company in Massachusetts.

  CAB has filed an insurance application (the "FDIC Insurance Application") for approval of the Federal Deposit Insurance Corporation ("FDIC") to grant CAB deposit insurance. CAB also has filed an application (the "FDIC Application) for approval of the FDIC of the merger of BWM into and with CAB and for CAB to acquire and operate the main and banking offices of BWM located in Springfield, Holyoke, South Hadley and Amherst, respectively, as banking offices of CAB, doing business as The Bank of Western Massachusetts, following consummation of the Merger.

  In addition to the FDIC Insurance Application and FDIC Application, CAB has submitted an application to the Massachusetts Board for approval under Massachusetts General Statutes Annotated to form a trust company and to merge BWM and CAB.

  As of the date of this Proxy Statement and Prospectus, none of these approvals have been received. There can be no assurance that such approvals will be received, or as to the timing or conditions of such approvals, if any.
However, neither CC nor BWM is aware of any reason why the pending applications would not be approved.

Waiver and Amendment

  Generally, before the Special Meeting, CC and BWM can amend, extend the time for performance under, or waive compliance of the other party with, any of the terms or conditions of the Merger Agreement. After approval of the Merger at the Special Meeting, BWM and CC cannot amend the Merger Agreement in any such manner which reduces or changes the form of consideration to be delivered to the BWM stockholders in connection with the Merger without further stockholder approval. CC and BWM cannot waive compliance with the mutual closing conditions that (a) the Merger must be approved by the legally required vote of BWM's stockholders, (b) the Merger must have received all requisite regulatory approvals, (c) the Registration Statement shall have become effective, and (d) neither party be subject to a decree, order or injunction of a court of competent jurisdiction which enjoins or prohibits the Merger.

Termination

  The Merger Agreement may be terminated at any time before the Merger becomes effective (i) by mutual written consent of CC and BWM duly authorized by their respective Boards of Directors; (ii) by CC or BWM if the Effective Time shall not have occurred on or prior to June 30, 1995 (unless the failure of such occurrence shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its agreements required to be performed or observed by such party at or before the Effective Time); or (iii) by BWM if the Merger Agreement and the transactions contemplated thereby are not approved by the legally required affirmative vote of the stockholders of BWM at the Special Meeting or at any adjournments thereof. CC may terminate the Merger Agreement if there shall have been any material breach of any obligation of BWM under the Merger Agreement and any such breach shall not have been remedied within 30 days after receipt by BWM of notice in writing from CC specifying the nature of such breach and requesting that it be remedied. BWM may terminate the Merger Agreement if there shall have been any material breach of any obligation of CC under the Merger Agreement and such breach shall not have been remedied within 30 days after receipt by CC of notice in writing from BWM specifying the nature of such breach and requesting that it be remedied.

  CC or BWM may terminate the Merger Agreement after stockholder approval, by giving written notice of such election to the other party, in the event that the per share value of the CC Common Stock during the termination period as defined in and calculated pursuant to Section 8.14 of the Plan of Merger is less than $17.50; provided, however, that CC may waive this condition by delivering written notice to BWM and adjusting the number of CC shares that will be issued in the Merger pursuant to Section 1.4(b) of the Merger Agreement.

Corporate Transactions

  BWM has agreed that during the term of the Merger Agreement it will not encourage, solicit, or participate in any discussions or negotiations, or (subject to the fiduciary duties of the BWM Board of Directors as advised in writing by outside counsel) provide any information to any third party concerning any acquisition or purchase of substantial assets, other than as contemplated by the Merger Agreement. BWM further agreed that it will use its best efforts to cause its officers, directors, employees, advisors and agents (including investment bankers, attorneys and accountants) to comply with the above limitation on solicitation activity. Such limitation does not prohibit BWM or its Board of Directors from making disclosures to BWM's stockholders which, in the judgment of the Board on written advice from outside counsel, may be required by their fiduciary duty.

  The foregoing provisions may have the effect of discouraging competing offers from third parties to acquire or merge with BWM, even if such offers were to be at a higher price.

Stock Option Agreement

  Simultaneously with the execution of the Merger Agreement, on August 17, 1994, CC and BWM entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Appendix D and incorporated herein by reference. Pursuant to the Stock Option Agreement, BWM granted CC an option (the "Option") to purchase up to 7,558 (24.9% of the shares of BWM Common Stock that would be outstanding after such issuance) authorized but unissued shares of BWM Common Stock for $800.00 per share.

  The Option becomes exercisable in whole or in part, after the occurrence of the following events (each a "Triggering Event"):

  (a) any person or group (as such terms are defined in the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, other than CC or a wholly-owned subsidiary of CC, acquires after August 17, 1994 beneficial ownership of or the right to acquire such beneficial ownership or to vote at least 15 percent of the then outstanding BWM Common Stock, other than any person acquiring such beneficial ownership by will or operation of law; or

  (b) there shall be publicly announced any proposal by such a person or group relating to (i) any merger, consolidation or acquisition of all or substantially all of the assets of BWM or other business combination involving BWM prior to the meeting of BWM's stockholders contemplated by the Merger Agreement and BWM's stockholders fail to adopt the Merger Agreement at such meeting, or (ii) a change in the composition of 20 percent or more of the BWM Common Stock then outstanding.

  The Stock Option Agreement may have the effect of discouraging persons or companies which might now or prior to the Effective Time be interested in acquiring all or a significant portion of the outstanding shares of BWM Common Stock from considering such a transaction, even if such persons were to pay a higher price per share than under the Merger Agreement.

  The Option will expire on the earliest to occur of (i) one year after one of the foregoing Triggering Events has occurred; (ii) immediately after the Effective Time of the Merger; (iii) the termination of the Merger Agreement in accordance with its terms before the occurrence of a Triggering Event; or (iv) 180 days after CC shall have terminated the Merger Agreement on account of a material breach thereof by BWM.

  In the event of a change in the number of outstanding shares of BWM due to a stock dividend, merger, recapitalization, subdivision, conversion, exchange of shares or similar transaction, the type and number of shares of BWM Common Stock subject to the Option will be adjusted appropriately so that CC shall receive on exercise of the Option the number and class of shares or other securities or property that it would have held if the Option had been exercised immediately before such event. Whenever the number of shares subject to the Option is so adjusted, the exercise price of the Option shall be adjusted by multiplying the original price by a fraction, the numerator of which shall equal the number of shares subject to the Option before adjustment and the denominator of which shall be the number of shares subject to the Option after adjustment.

  Upon the occurrence of a Triggering Event, CC may request BWM to prepare, file and keep current with respect to the Option and the shares of BWM Common Stock subject thereto a registration statement under the Securities Act of 1933 with the Commission. BWM is required to use its best efforts to cause such registration statement to become effective and then remain effective for at least 90 days. CC has the right to demand two such registrations.

  After the occurrence of a Triggering Event, CC may sell, assign or otherwise transfer its rights and obligations under the Stock Option Agreement to any person or group of persons, subject only to compliance with applicable law.

Business Pending the Merger

  BWM agreed in the Merger Agreement that during the period of time from August 17, 1994 to the Effective Time, it would conduct its business and engage in transactions only in the usual, regular and ordinary course of business, consistent with past practice. The Merger Agreement defines the permitted scope of BWM's business under this provision as "conducting its business in the usual, regular and ordinary course consistent with past practice," and refraining from a series of activities listed in the Merger Agreement, which include, without limitation, the following:

  (a) engaging or participating in any material transaction or incurring any material liability out of the ordinary course of business.

  (b) disposing of any assets, except in the ordinary course of business and in an immaterial aggregate amount.

  (c) declaring or paying any dividend in respect of the BWM Common Stock.

  (d) issuing additional shares of capital stock or securities convertible into such shares or options, warrants or conversion rights to acquire such shares of capital stock.

  (e) incurring additional debt obligations or other obligations in respect of borrowed money except in the ordinary course of business consistent with past practice.

  (f) incurring or committing to capital expenditures in excess of $100,000.

Interests of Certain Persons in the Merger

  Employment Agreements. Two senior officers of BWM have entered into employment agreements at the request of CC which will extend beyond the Effective Time. The agreements will be rendered ineffective if the Merger is not consummated or the Merger Agreement is terminated in accordance with its terms.

  Frank P. Fitzgerald, BWM's current Chairman, executed an agreement with CC under which it is agreed that he will be Chairman of BWM. Mr. Fitzgerald's base salary will be equal to his current salary at the Effective Time. Mr. Fitzgerald's current salary is $65,000.

  Additionally, CC has entered into an agreement to employ Timothy P. Crimmins, Jr., President and Chief Executive Officer of BWM after the consummation of the Merger. Under this agreement, Mr. Crimmins is to receive his current salary of $140,000.

  In addition to and as a part of the foregoing agreements, Messrs. Fitzgerald and Crimmins have entered into management continuity agreements which are similar in form to agreements currently in force between CC and its senior officers. Under the management continuity agreements, the above officers would be entitled to the following severance payments if terminated under certain circumstances after a change in control of CC: 100% of base salary at the time of termination.

  The management continuity agreements define a "change in control" as (i) the acquisition by a person or group of 25% of the combined voting power of CC's then outstanding securities; (ii) during any two-year period those persons, who at the beginning of such period were members of CC's Board of Directors and any new director whose election was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination was previously so approved, cease to constitute a majority of such board; or (iii) the stockholders of CC approve a merger or consolidation of CC which would result in such stockholders holding less than 70% of the combined voting power of the surviving entity immediately thereafter, or if such stockholders approve the sale of all or substantially all of the assets of CC.

  The management continuity agreements do not provide for severance benefits in instances where termination is due to death, disability or retirement. Further, no benefits are payable in instances of termination for cause, defined as (i) the willful and continued failure of the officer to perform his duties and (ii) willful conduct materially injurious to CC.

  In addition, Mr. Crimmins is entitled to certain severance benefits in the event he is terminated without cause: within two years of the Effective Time, two year's base salary; within three to five years of the Effective Time, one year's base salary.

  Indemnification. The Merger Agreement requires CC to indemnify and hold harmless, to the extent permitted by law, each director and officer, and each former director and officer, of BWM with respect to actions or failures to act which occurred on or prior to the date on which the Merger is consummated, upon the same terms and conditions as each such person would be entitled to be indemnified by CC, at the Effective Time of the Merger pursuant to the Charter or by-laws of CC.

  Stock Options and Warrants. All rights with respect to BWM Common Stock pursuant to stock options or warrants granted by BWM prior to the date of the Merger Agreement shall be converted into cash equal to the difference between $1,225.00 and the applicable option or warrant price. Currently, there are 550 options at $1,000 per share, 37.5 options at $666.67 per share, 950 warrants at $1,000 per share and 1,350 warrants at $666.67 per share outstanding. The total consideration related to the stock options and warrants is $1,112,182.

Employee Matters

  CC has agreed in the Merger Agreement that the current employment benefits shall be unaffected by the Merger subject to CC's discretion to revise such benefits in a manner consistent with CC's strategic plan in effect from time to time.

Management and Operations after the Merger

  At the Effective Time, the separate corporate existence of BWM shall cease to exist, and the surviving corporation will be CAB. CAB and CB will be direct subsidiaries of CC.

  It is anticipated that the management, including the Board, of BWM immediately after the Effective Time will continue largely as before. The Merger Agreement provides that CC intends to keep BWM's Board separate from that of CC and to name, in CC's discretion, two additional directors who may be employees of CC or a subsidiary.

Rights of BWM Dissenting Stockholders

  Any BWM stockholder who elects to exercise his or her rights of dissent and who complies with the procedures set forth in Sections 86 through 98, inclusive, of Chapter 156B of the Massachusetts Business Corporation Act ("MBCA"), attached hereto as Appendix C, shall be entitled to receive cash for the fair value of those shares for which such stockholder exercises his or her dissenter rights. Stockholders contemplating the exercise of dissenters' rights should carefully review Appendix C containing the pertinent provisions of the MBCA, Chapter 156B, Sections 86 through 98, inclusive. The following, qualified in its entirety by the provisions set forth in Appendix C, is a summary of the steps which must be taken for the effective exercise of dissenters' rights:

  (a) Written Objection. Any stockholder electing to exercise the right of dissent shall file with BWM, prior to or at the BWM Special Meeting, a written objection to the proposed Merger stating said stockholder's intention to demand payment for his or her shares if the proposed Merger is approved.

  (b) Not Vote in Favor of the Merger. Shares for which dissenters' rights are sought must not be voted in favor of the Merger.

  (c) Notice of Effectiveness of Action. If the Merger is approved by the BWM stockholders at the Special Meeting, CC is required, within ten (10) days of the Effective Time of the Merger, to send to each dissenting stockholder of BWM who properly filed a written objection thereto and whose shares were not voted in favor of the approval of such Merger, a notice (the "Company Notice") that the Merger has become effective.

  (d) Written Demand. Each dissenting stockholder must, within twenty (20) days after the date on which such stockholder receives the Company Notice, make written demand on CC that it pay such stockholder the fair value of his or her shares. Any stockholder failing to make demand within the twenty (20) day period shall be bound by the terms of the Merger Agreement. Any stockholder making such demand shall thereafter be entitled only to payment of such shares and shall not be entitled to vote or to exercise any other rights of a stockholder. No further notice will be given of the time periods within which a dissenting stockholder must give notice of his or her intention to exercise his or her dissenters' rights.

UNLESS THE AFOREMENTIONED REQUIREMENTS ARE STRICTLY MET, SUCH SHARES WILL AUTOMATICALLY LOSE ANY DISSENTERS' RIGHTS. SUCH SHARES WILL BE DEEMED TO HAVE MADE NO ELECTION.

  (e) Fair Value. The fair value of a dissenter's share is determined as of the day prior to the date on which the vote was taken approving the proposed Merger, excluding any appreciation or depreciation in anticipation of the Merger.

  (f) Payment. If within thirty (30) days after the Effective Time of the Merger, the fair value of such shares is agreed upon between any such dissenting stockholder and the Board of Directors, of CC, payment therefor shall be made within thirty (30) days after the expiration of the period during which demand could be made. Upon payment of the agreed value, the dissenting stockholder shall cease to have any interest in such shares. If CC and a dissenting stockholder do not agree on the fair value of the dissenting shares within thirty (30) days, the stockholder may, within four (4) months of the expiration of the thirty (30) day period, file a bill of equity in the Superior Court of Massachusetts to determine the fair value of such shares.

  Only a holder of record of shares of BWM Common Stock is entitled to assert appraisal rights for the shares of BWM Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly as his or her name appears on his or her stock certificates. If the shares of BWM Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of BWM Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of BWM Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of BWM Common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of BWM Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of BWM Common Stock as to which appraisal is sought and where no number of shares of BWM Common Stock is expressly mentioned, the demand will be presumed to cover all shares of BWM Common Stock held in the name of the record owner. Stockholders who hold their shares of BWM Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights must take all necessary steps in order that a demand for appraisal is made by the record holder of such shares and are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the record holder and for surrendering the certificates for such shares to the transfer agent for BWM Common Stock for notation of appraisal rights as set forth below.

  Any BWM stockholder who desires to exercise his or her rights to dissent should carefully review the MBCA, Chapter 156B, Sections 86 through 98, inclusive, set forth in Appendix C and is urged to consult such stockholder's legal advisor before exercising or attempting to exercise such rights.

  The foregoing summary of the applicable provisions of the MBCA, Chapter 156B, Sections 86 through 98, inclusive, is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to such Sections, the full texts of which are attached as Appendix C to this Proxy Statement and Prospectus.

Certain Federal Income Tax Consequences

  Neither CC nor BWM has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Consummation of the Merger is conditioned on there being delivered the opinion of Piper & Marbury, special counsel to CC, that for Federal income tax purposes, under current law, assuming that the Merger and related transactions will take place as described in the Merger Agreement and certain related instruments described therein (including the Plan of Merger), the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The Merger Agreement provides that this condition may be waived by either CC or BWM. However, it is unlikely that the Merger will be consummated if this condition is not satisfied. If the Merger constitutes such a reorganization, the following would be the material Federal income tax consequences of the
Merger:

  (a) No gain or loss will be recognized by BWM or CC by reason of the Merger.

  (b) No gain or loss will be recognized by a BWM stockholder upon the exchange of his or her BWM Common Stock for CC Common Stock other than as a result of cash payments made in lieu of fractional shares or payments to BWM stockholders who exercise dissenters' rights.

  (c) The basis of the CC Common Stock received by a stockholder who exchanges his or her BWM Common Stock for CC Common Stock will be the same as the basis of the BWM Common Stock surrendered in exchange therefor (subject to any adjustments required by the receipt of cash in lieu of a fractional share interest of CC Common Stock).

  (d) The holding period for tax purposes of the CC Common Stock received by a BWM stockholder will include the period during which the BWM Common Stock surrendered in exchange therefor was held (provided that such BWM Common Stock was held by such BWM stockholder as a capital asset at the Effective Time of the Merger).

  (e) Cash, if any, received by a BWM stockholder in lieu of a fractional share interest of CC Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CC Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the BWM Common Stock was a capital asset in such stockholder's hands at the Effective Time of the Merger).

  (f) Cash which a BWM dissenting stockholder receives as payment for his or her shares of BWM Common Stock will be capital gain or loss to the extent that the amount received varies from the dissenting stockholder's adjusted basis in the BWM Common Stock (assuming the BWM Common Stock was a capital asset in such stockholder's hands at the Effective Time of the Merger).

  (g) A BWM stockholder who receives both cash and CC Common Stock pursuant to the election procedures will not recognize any loss upon the exchange. Such a BWM stockholder will recognize gain in an amount equal to the lesser of (i) the excess of a (A) the sum of the fair market value of the CC Common Stock received and the amount of cash received over (B) the adjusted basis of the BWM stock surrendered or (ii) the amount of cash received. Any gain recognized by such a BWM stockholder will be capital gain or loss provided that (i) he holds his BWM Shares as capital assets and (ii) the ratio of (A) the number of shares of CC Common Stock that he owned, both directly and indirectly under certain attribution of ownership principles, immediately after the Merger to (B) the total number of CC Common Stock that is outstanding immediately after the Merger is less than 80% of an Hypothetical Ratio, as defined in the following sentence. A BWM stockholder's Hypothetical Ratio is the ratio of (A) the number of CC Common Stock that he would have owned, both directly and indirectly under certain attribution of ownership principles, immediately after the Merger, if all outstanding BWM stock had been converted into CC Common Stock at the rate of
57.3099 to 1, to (B) the total number of CC Common Stock that would have been outstanding immediately after the Merger, if all outstanding BWM Shares had been converted into CC Common Stock at the rate of 57.3099 to 1. If such a BWM stockholder is unable to satisfy the 80% test described above, the gain recognized may be treated as ordinary dividend income, unless it is determined, based upon all of the facts and circumstances, that receipt of the cash was not essentially equivalent to a dividend; if it is determined that their receipt of the cash was not essentially equivalent to a dividend, the recognized gain will be capital gain.

  The foregoing is only a general description of certain anticipated Federal income tax consequences of the Merger without regard to the particular facts and circumstances or the tax posture of each stockholder of BWM. It does not discuss all of the consequences that may be relevant to BWM stockholders entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local or foreign tax laws. BWM stockholders should consult their own tax advisors with respect to the specific tax consequences of the Merger to them, including the application of state, local and foreign tax laws.

Accounting Treatment

  CC expects to account for the Merger using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended ("APB No. 16"). Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the newly consolidated companies will not include income (or loss) of BWM prior to the Effective Time.

  The pro forma financial information presented in this Proxy Statement and Prospectus has been prepared using the purchase method of accounting to account for the Merger. See "PRO FORMA FINANCIAL DATA."

Resale of CC Common Stock Received by BWM Stockholders

  The shares of CC Common Stock issuable to stockholders of BWM upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "Affiliates" of CC or BWM. An "Affiliate" is generally defined as a person (usually executive officers and directors) who controls, is controlled by, or is under common control with, CC or BWM at the time of the Special Meeting or CC at or after the Effective Time of the Merger.

  Shares of CC Common Stock received by those stockholders of BWM who are deemed to be "affiliates" of BWM at the time of the Special Meeting may be resold without registration under the Securities Act as provided for by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. This Proxy Statement and Prospectus does not cover any resales of CC Common Stock received by persons who are deemed to be "Affiliates" of BWM.

Expenses

  The Merger Agreement provides that, generally, all legal and other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party which incurred them. The costs and expenses of printing and mailing this Proxy Statement and Prospectus are to be shared equally by BWM and CC.

Certain Differences in Rights of Stockholders

  The rights of BWM stockholders are governed by the Articles of Organization of BWM (the "BWM Articles"), the Bylaws of BWM (the "BWM Bylaws") and the laws of of the Commonwealth of Massachusetts. The rights of CC stockholders are governed by the Articles of Incorporation of CC, as amended and restated (the "CC Articles"), the Bylaws of CC (the "CC Bylaws") and the laws of the State of Vermont. After the Merger becomes effective, the rights of BWM stockholders who become CC stockholders will be governed by the CC Articles and the CC Bylaws.
In most respects, the rights of BWM stockholders and CC stockholders are similar. See "BUSINESS OF CC - Description of CC Capital Stock." While it is not practical to describe all changes in the rights of BWM stockholders that will result from the difference between the BWM Articles and Bylaws, the following is a summary of the material differences.

Significant Differences Between the Corporation Laws of Massachusetts and Vermont

  Appraisal Rights. Massachusetts grants appraisal rights in more circumstances than does Vermont. Unlike Vermont, Massachusetts grants appraisal rights to stockholders when the corporation sells all or substantially all of its assets or when the corporation adopts any amendments to its Articles of Organization which "adversely affects" the rights of a stockholder. Both Vermont and Massachusetts provide for appraisal rights in the event of a merger or consolidation.

  Calling Stockholders' Meetings. Under Massachusetts law, a special meeting of stockholders may be called by the board of directors, the president or by the secretary upon the written request of the holders of at least 10% of the outstanding shares entitled to vote as such meeting. In the case of corporations with a class of stock registered under the Exchange Act, the holders of at least 40% of the outstanding shares entitled to vote at the meeting (or such other percentage, if any, as may be specified in the articles or organization or bylaws) may call a special meeting. Under Vermont law, a special meeting of stockholders may be called by the board of directors, any person authorized to do so in the articles of incorporation or the bylaws, or by the secretary upon written request of the holders of at least 10% of all votes entitled to be cast on any issue.

  Cumulative Voting for Directors. Unlike Massachusetts corporate law, Vermont law permits cumulative voting for directors, if provided in the articles of incorporation. CC's Articles and Bylaws do not provide for cumulative voting.

  Stockholder Inspection Rights. Stockholder inspection rights are more extensive in Vermont, extending to books and records of the corporaiton, whereas in Massachusetts, statutory inspection rights only apply to the articles of organization, bylaws, stock transfer records and records of the meetings of incorporators and stockholders.

  Stockholder Approval for Certain Mergers. Under Vermont law, the surviving corporation need not obtain stockholder approval of a merger if the certificate of incorporation of the surviving corporation is not changed and any stock issued by the surviving corporation in the merger does not exceed 20% of its total shares. Under Massachusetts law, such a merger would require approval by the stockholders of the surviving corporation.

  Indemnification Provisions. Under both Vermont and Massachusetts law, a corporation may indemnify officers and directors against certain liabilities and expenses. However, Vermont law, but not Massachusetts law, requires a corporation to indemnify directors and officers against expenses (including attorneys' fees) reasonably incurred in connection with litigation, to the extent that the director or officer has been successful on the merits or otherwise in defense of the litigation, unless limited by its articles of incorporation. CC's Articles have no such limitation. Vermont law is also more specific than Massachusetts law as to the scope of permissible indemnification in a number of respects, including the propriety of making advances to reimburse litigation expenses (including attorneys' fees) incurred by an officer or director prior to final disposition of the litigation.

  Removal of Directors. Under Vermont and Massachusetts law,except as otherwise provided in a corporation's articles of organization or bylaws, directors may be removed from office with or without cause by the holders of a majority of the shares entitled to vote in the election of directors or with cause by a majority of the directors then in office. Unlike Massachusetts law, Vermont law does not permit directors to remove other directors. Massachusetts law requires that a director may be removed for cause only after a reasonable notice and opportunity to be heard before the body proposing removal. There is no comparable provision in the Vermont law.

  Under Vermont law, a director may be removed by judicial proceeding commenced by either the corporation or holders of 10% of the voting stock if the court finds that the director engaged in fraudulent or dishonest conduct relating to the corporation, or in a gross abuse of authority or discretion relating to the corporation and removal is in the best interest of the Corporation. There is no comparable provision in Massachusetts law.

  Interested Director Transactions. Vermont law provides that a transaction between a corporation and one of its directors or an entity in which a director has an interest shall not be void or voidable because of such fact, and sets forth the criteria by which such a transaction will be upheld. Massachusetts law has no comparable provision.

  Sale of Assets; Merger. Massachusetts law requires a two-thirds (2/3) vote of the shares of each class of stock outstanding and entitled to vote thereon to authorize a sale, lease or exchange of all or substantially all of a corporation's assets or a merger or consolidation to which the corporation is a party, except that the articles of organization can provide for a greater or lesser (but not less than a majority) vote. Vermont law requires the vote of only the holders of a majority of the outstanding shares entitled to vote to approve such transactions, although the certificate of incorporation may require a higher vote, as do the CC Articles relating to certain "Related" business combinations.

  Certain Business Combinations. The Articles of CC provide that certain "Business Combinations" (as defined therein) require the affirmative vote of at least two-thirds of the "Continuing Directors" (as defined therein), rather than the otherwise required vote of a majority of the Board of Directors, together with the affirmative vote of the holders of two-thirds of the outstanding shares of CC Common Stock. The Articles of CC also contains a so-called "fair price" provision wherein certain "Related Persons" (as defined therein) are required to pay either (i) the highest price per share paid by such Related Person within the two-year period immediately prior to the proposal of the Business Combination or, if higher, the price paid in the transaction in which the Related Person became a Related Person, or (ii) the fair market value on the "Proposal Date" (as defined therein), unless the holders of at least 80 percent of the outstanding shares entitled to vote thereon, exclusive of the shares owned by any Related Person, vote to accept a different price. The Articles of BWM do not contain a similar provision.

  The CC provisions may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of CC.

  Charter Amendments. Under Massachusetts law, certain amendments to the articles of organization require a two-thirds vote of each class of stock outstanding and entitled to vote thereon, unless the articles of organization provide for a greater or lesser (but not less than a majority) vote. Under Vermont law, amendments to the certificate of incorporation require a majority vote unless the certificate of incorporation requires a higher vote, as do the CC Articles, in certain cases.

  Dividends. Massachusetts does not specify the sources out of which dividends must be paid, nor does it forbid the impairment of capital. Rather, the law imposes liability on the directors if, at the time the Board of Directors authorizes any distribution, such distribution violates the articles of organization of the corporation or if the corporation is then or is thereby rendered insolvent. Vermont does not specify the sources out of which dividends must be paid but it does specify an indebtedness test and an asset-liabilities test.

Significant Differences Between the Charters and Bylaws of BWM and CC

  The provisions of the BWM Articles and Bylaws differ from those of the CC Articles and Bylaws in certain material respects, as described below:

  Authorized Stock. The CC Articles authorize CC to issue up to 30,200,000 shares of capital stock, of which 30,000,000 are CC Common Stock and 200,000 are CC Preferred Stock. As of January 9, 1995, CC had not issued any shares of CC Preferred Stock. No holder of CC Common Stock has any preemptive rights to purchase or subscribe for any shares of capital stock of other securities which may be issued by CC.

  The BWM Articles authorize BWM to issue up to 50,000 shares of capital stock, of which 18,440 are BWM Common Stock. As of January 9, 1995, BWM had issued and outstanding 979 shares of BWM Class A Stock. No holder of BWM Common Stock has any preemptive rights to purchase or subscribe for any shares of capital stock or other securities which may be issued by BWM.

  Size and Classification of Board of Directors. The CC Articles provide for a classified Board of Directors consisting of three classes of directors, with directors of each class elected by the stockholders to serve for staggered three-year terms. Only one class of directors may be elected by the CC stockholders at each annual meeting, with the remaining directors (in the other classes) continuing with their respective three-year terms. The CC Articles requires that the respective classes of directors be as nearly equal in size as possible. Consequently, the Board of Directors of CC currently consists of one class of 3, 4 and 5 members, for a total number of directors equal to 12. BWM does not have a staggered board and consists of eight members. Only the Board may nominate BWM directors.

  Although CC's provision for a classified Board was designed to facilitate continuity, stability and experienced leadership, the classified board significantly extends the time required to make a change in control of the Board and, therefore, may tend to discourage a potential takeover. For information concerning the current directors of CC and BWM, see "BUSINESS OF CC - Directors and Executive Officers of CC."

  Director Nominations and Other Stockholder Matters. The CC bylaws provide that director nominations may be made only by the Board of Directors although any stockholder entitled to vote in the election of directors may make a proposal concerning the corporate affairs by submitting the proposal in writing to the Secretary by the second Friday in November.

  Both CC and BWM Bylaws provide indemnification for each respective director to the fullest extent permitted by Vermont and Massachusetts law for certain expenses and liabilities arising out of such individual's actions as a director, but provides no such indemnification for any director's willful misconduct in the performance of his or her duties as a director.

  The foregoing discussion of certain similarities and material differences between the laws of Massachusetts and Vermont generally and between rights of BWM stockholders and the rights of CC stockholders under their respective charter documents and Bylaws is only a summary of certain laws and provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the full text of the Massachusetts and Vermont statutes and the charter documents and Bylaws of BWM and CC.

                                  BUSINESS OF CC

General

  CC, a Vermont corporation organized in 1971, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and its main office is located in Burlington, Vermont. Assets of CC were $1.2 billion at September 30, 1994. CC owns 100 percent of the stock of CB. CC has no other active subsidiaries/1/ and engages in no activities other than holding the stock of CB.

  CB was chartered by the Vermont legislature as a commercial bank in 1904 and is the largest bank in Vermont, based on total deposits of $1,052,993,000 and total assets of $1,233,756,000 at September 30, 1994. CB has its principal office in Burlington, Vermont and operates from 40 locations throughout Vermont.

  CB offers a wide range of personal and commercial banking services, including the acceptance of demand, savings, and time deposits; making secured and unsecured loans; issuing letters of credit; and offering fee based services. In addition, CB offers a wide range of trust and trust-related services, including services as executor, trustee, administrator, custodian and guardian. CB lending services include making real estate, commercial, industrial, agricultural and consumer loans. CB also offers data processing services consisting primarily of payroll and automated clearing house for several outside clients. CB provides financial and investment counseling to municipalities and school districts within its service area and also provides central depository, lending, payroll and other banking services for such customers. CB also provides safe deposit facilities, MasterCard and VISA credit card services.
Over 90 percent of CB's loans are made to individuals and businesses located in Vermont.

  CB competes on the local and the regional levels with other commercial banks and financial institutions for all types of deposits, loans and trust accounts. Competitors include metropolitan banks and financial institutions based in southern New England and New York, many of which have greater financial resources.

  In the retail market for financial services, competitors include other banks, credit unions, finance companies, and mortgage loan companies.

  In the personal and commercial trust business, competitors include mutual funds, insurance companies, and investment advisory firms.

  On April 26, 1993, CC acquired VerBanc Financial Corp., the holding company of Bellows Falls Trust Company, a Vermont-chartered, FDIC-insured commercial bank with total assets of approximately $73 million, based in Bellows Falls, Vermont with branch offices in Brattleboro, Putney and Londonderry, Vermont. Bellows Falls Trust Company merged into CB upon consummation of that transaction.

  For further discussion of the business of CC, see its Annual Report on Form 10-K incorporated herein by reference.

- -------------------------------------
/1/ CAB was formed for the purpose of consummating the Merger.


Description of CC Capital Stock

Common Stock

  The following description of the capital stock of CC does not purport to be complete and is subject, in all respects, to applicable Vermont law and to the provisions of the Articles of CC. The following description is qualified by reference to the CC Articles, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Proxy Statement and Prospectus is a part.

  General. As of December 31, 1994, CC Common Stock consisted of 30,000,000 authorized shares, $1.00 par value per share, of which 5,911,619 were issued and outstanding and held by approximately 2,000 stockholders (exclusive of treasury shares). CC Common Stock is traded on NASDAQ-NMS. The transfer agent and registrar for CC Common Stock is Bank of Boston.

  Shares of CC Common Stock may be issued from time to time, in such amount and proportions and for such consideration as may be fixed by the Board of Directors of CC. No holder of CC Common Stock has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by CC. CC Common Stock has no redemption or sinking fund provisions applicable thereto and has no conversion rights.

  The outstanding shares of CC Common Stock are fully paid and non-assessable.

  Liquidation. In the event of any liquidation, dissolution or winding up of CC, whether voluntary or involuntary, the holders of CC Common Stock are entitled to receive, on a share-for-share basis, any assets or funds of CC which are distributable to the holders of CC Common Stock upon such events, subject to the prior rights of creditors of CC and the holders of outstanding shares of CC Preferred Stock, if any.

  Voting. The holders of CC Common Stock are entitled to one vote for each share in all matters voted upon by the stockholders of CC. The shares of CC Common Stock have noncumulative voting rights; consequently, the holders of a majority in interest of CC Common Stock can conceivably elect all of the directors of CC and, in such event, the holders of the remaining shares voting for election of directors would not be able to elect any person or persons to the Board of Directors of CC.

  Dividends. When and if dividends, payable as cash, stock or other property, are declared by the Board of Directors of CC out of funds legally available therefor, the holders of CC Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on CC Common Stock is subject to applicable bank regulatory approval.

Preferred Stock

  General. Under the CC Articles, the Board of Directors of CC is authorized, without further stockholder action, to provide for the issuance of up to 200,000 shares of CC Preferred Stock, $100.00 par value per share, in one or more series, with such designations or titles; dividend rates, special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up of CC; any sinking fund provisions; any redemption or purchase account provision; any conversion provisions; and any voting rights thereof, as shall be set forth as and when established by the Board of Directors of CC.

  As of January 9, 1995, CC had not issued any shares of CC Preferred Stock.

  Upon consummation of the Merger, approximately 6,500,000 shares of CC will be issued and outstanding, subject to certain adjustments described in "THE
MERGER - Terms of the Merger; Consideration to be Received by BWM Stockholders," and assuming no exercise of dissenters' rights.


                               BUSINESS OF BWM

  General. BWM is an FDIC-insured, Massachusetts-chartered trust company, headquartered in Springfield, Massachusetts. BWM was chartered in 1987.

  BWM is primarily engaged in the business of attracting deposits from the general public and originating commercial loans. BWM also makes loans secured by first liens on residential real estate, mortgage loans on commercial real estate and originates consumer loans, most of which are collateralized. BWM maintains a portion of its assets in federal government and agency obligations, various types of corporate securities and other authorized investments. BWM provides traditional deposit services as well as money market deposit instruments, demand deposits and NOW accounts. BWM has installed automated teller machines (ATMs) in all its branch offices; the ATMs are part of the Cirrus system, which operates nationally, and the Yankee 24 network with members throughout New England in over 2,000 locations.

  BWM obtained stockholder approval for the formation of a holding company. Consummation of the Merger obviates the purpose for such a holding company.

  For a further description of BWM and its business see its Annual Report on Form F-2 incorporated by reference herein and delivered herewith.

Market Price of and Dividends on BWM Common Stock

  There is no established trading market for BWM Common Stock. BWM is aware of several transactions involving the sale of BWM Common Stock over the last two fiscal years and the current fiscal year to date. However, as such sales have occurred in privately negotiated transactions, BWM generally is not aware of the sale price.

  There were approximately 572 stockholders of record of BWM Common Stock as of the Record Date.

  There have not been any dividends declared by BWM.

                             SUPERVISION AND REGULATION

  CC, CB, and BWM are subject to extensive regulation under federal and state banking laws and regulations. The following discussion of certain of the material elements of the regulatory framework applicable to banks and bank holding companies is not intended to be complete and is qualified in its entirety by the text of the relevant state and federal statutes and regulations. A change in the applicable laws or regulations may have a material effect on the business of CC, CB, and/or BWM.

Regulation of CC

  General. As a bank holding company, CC is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Under the BHC Act, bank holding companies generally may not acquire ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHC Act from engaging in non-banking activities, subject to certain exceptions. As a bank holding company, CC's activities and those of its non-bank subsidiaries are limited generally to the business of banking and activities determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The Federal Reserve Board has authority to issue cease and desist orders and assess civil money penalties against bank holding companies and their non-bank subsidiaries, officers, directors and other institution-affiliated parties and to remove officers, directors and other institution-affiliated parties to terminate or prevent unsafe or unsound banking practices or violations of laws or regulations.

  Interstate Acquisitions. Under the BHC Act, a bank holding company may acquire a bank in another state only if the law of the state in which the bank to be acquired is located specifically authorizes such acquisition of an in-state bank by an out-of-state bank holding company. (As described below under "Recent Banking Legislation - Interstate Banking and Branching", the BHC Act has recently been amended, effective September 29, 1995.) State legislation enacted in recent years has substantially lessened prior legislative restrictions on geographic expansion by bank holding companies from and into Massachusetts and Vermont. For example, under nationwide interstate banking legislation which became effective in 1990, bank holding companies whose subsidiaries' banking operations are principally conducted in any state outside Massachusetts or Vermont are now authorized to acquire Massachusetts or Vermont banking organizations, provided that such companies' home states afford Massachusetts or Vermont banking organizations reciprocal rights to acquire banks in such states.

  Dividends. The Federal Reserve Board has authority to prohibit bank holding companies from paying dividends if such payment would be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsound practice for bank holding companies to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality, and overall financial condition. CC's ability to pay dividends is dependent upon the flow of dividend income to it from CB, which may be affected or limited by regulatory restrictions imposed by federal or state bank regulatory agencies. See "- Regulation of CB and BWM - Dividends."

  Certain Transactions by Bank Holding Companies with Their Affiliates. There are various legal restrictions on the extent to which bank holding companies, such as CC, and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution subsidiaries. Such borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its non-depository institution affiliates are limited to the following amounts: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. "Covered transactions" are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the Federal Reserve Board, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

  Holding Company Support of Subsidiary Banks. Under Federal Reserve Board policy, CC is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support such subsidiary. This support of its subsidiary bank may be required at times when, absent such Federal Reserve Board policy, CC might not otherwise be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Liability of Commonly Controlled Depository Institutions. Under the Federal Deposit Insurance Act, as amended ("FDI Act"), an FDIC-insured depository institution, such as CB or BWM, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the "default" of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to any commonly controlled depository institution in "danger of default." For these purposes, the term "default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur without Federal regulatory assistance.

Regulation of CB and BWM

  General. As FDIC-insured state-chartered banks, CB and BWM are subject to supervision of and regulation by the Commissioner of Banking, Insurance and Securities of the State of Vermont, in connection with CB, and the Commissioner of Banking of the Commonwealth of Massachusetts in connection with BWM (collectively, the "Commissioners") and (for both banks) the FDIC. This supervision and regulation is for the protection of depositors, the BIF (as hereinafter defined), and consumers and is not for the protection of CC's and BWM's stockholders. The prior approval of the FDIC and the Commissioners is required for CB or BWM to establish or relocate an additional branch office, assume deposits, or engage in any merger, consolidation or purchase of sale of all or substantially all of the assets of any bank or savings association.

  Examinations and Supervision. The FDIC and the Commissioners regularly examine the operations of CB and BWM, including but not limited to their capital adequacy, reserves, loans, investments, earnings, liquidity, compliance with laws and regulations, record of performance under the Community Reinvestment Act and management practices. In addition, CB and BWM are required to furnish quarterly and annual reports of income and condition to the FDIC and periodic reports to the Commissioners. The enforcement authority of the FDIC includes the power to impose civil money penalties, terminate insurance coverage, remove officers and directors and issue cease-and-desist orders to prevent unsafe or unsound practices or violations of laws or regulations governing its business. In addition, under recent federal banking legislation, the FDIC has authority to impose additional restrictions and requirements with respect to banks that do not satisfy applicable regulatory capital requirements. See "- Recent Banking Legislation -Prompt Corrective Action" below.

  Dividends. The principal source of CC's revenue is dividends from CB, its bank subsidiary. Payment of dividends by CB and BWM are subject to certain Vermont and Massachusetts banking law restrictions. Payment of dividends by CB is subject to Vermont banking law restrictions which require that, except when surplus and paid-in capital together amount to 10% or more of deposits and other liabilities(not including surplus, paid-in capital, capital notes an debentures, and funds held in a fiduciary capacity), at least one-tenth of its net profits must be set aside annually and added to surplus. For a discussion of other restrictions on payment of dividends by CB, see "Market Price of and Dividends on CC Common Stock."

  The FDIC has authority to prevent CB and BWM from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce their respective Bank's capital below safe and sound levels. In addition, recently enacted federal legislation prohibits FDIC-insured depository institutions from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. See "- Recent Banking Legislation - Prompt Corrective Action" below.

  Affiliate Transactions. CB is subject to restrictions imposed by federal law on extensions of credit to, purchases of assets from, and certain other transactions with, affiliates, and on investments in stock or other securities issued by affiliates. Such restrictions prevent CB from making loans to affiliates unless the loans are secured by collateral in specified amounts and have terms at least as favorable to the bank as the terms of comparable transactions between the bank and non-affiliates. Further, federal and Vermont laws significantly restrict extensions of credit by CC to directors, executive officers and principal stockholders and related interests of such persons.

  Deposit Insurance. CB's and BWM's deposits are insured by the Bank Insurance Fund ("BIF") of the FDIC to the legal maximum of $100,000 for each insured depositor. The Federal Deposit Insurance Act provides that the FDIC shall set deposit insurance assessment rates on a semi-annual basis at a level sufficient to increase the ratio of BIF reserves to BIF-insured deposits to at least 1.25% over a 15-year period commencing in 1991. The FDIC has recently established a framework of risk-based insurance assessments to accomplish this increase. See "- Recent Banking Legislation - Risk-Based Deposit Insurance Assessments" below. The BIF insurance assessments may be increased further in the future if necessary to restore and maintain BIF reserves.

  Federal Reserve Board Policies. The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Federal Reserve Board Policies affect the levels of bank earnings on loans and investments and the levels of interest paid on bank deposits through the Federal Reserve System's open-market operations in United States government securities, regulation of the discount rate on bank borrowings from Federal Reserve Banks and regulation of non-earning reserve requirements applicable to bank deposit account balances.

  Consumer Protection Regulation; Bank Secrecy Act. Other aspects of the lending and deposit business of CB and BWM that are subject to regulation by the FDIC and the Commissioners include disclosure requirements with respect to interest, payment and other terms of consumer and residential mortgage loans and disclosure of interest and fees and other terms of and the availability of funds for withdrawal from consumer deposit accounts. In addition, CB and BWM are subject to federal and state laws and regulations prohibiting certain forms of discrimination in credit transactions, and imposing certain record keeping, reporting and disclosure requirements with respect to residential mortgage loan applications. In addition, CB and BWM are subject to federal laws establishing certain record keeping, customer identification, and reporting requirements with respect to certain large cash transactions, sales of travelers checks or other monetary instruments and the international transportation of cash or monetary instruments.

Capital Requirements

  General. The FDIC has established guidelines with respect to the maintenance of appropriate levels of capital by FDIC-insured banks. The Federal Reserve Board has established substantially identical guidelines with respect to the maintenance of appropriate levels of capital, on a consolidated basis, by bank holding companies. If a banking organization's capital levels fall below the minimum requirements established by such guidelines, a bank or bank holding company will be expected to develop and implement a plan acceptable to the FDIC or the Federal Reserve Board, respectively, to achieve adequate levels of capital within a reasonable period, and may be denied approval to acquire or establish additional banks or non-bank businesses, merger with other institutions or open branch facilities until such capital levels are achieved. Recently enacted Federal legislation requires federal bank regulators to take "prompt corrective action" with respect to insured depository institutions that fail to satisfy minimum capital requirements and imposes significant restrictions on such institutions. See "- Recent Banking Legislation - Prompt Corrective Action" below.

  Leverage Capital Ratio. The regulations of the FDIC require FDIC-insured banks to maintain a minimum "Leverage Capital Ratio" or "Tier 1 Capital" (as defined in the Risk-Based Capital Guidelines discussed in the following paragraphs) to Total Assets of 3.0%. The regulations of the FDIC state that only banks with the highest federal bank regulatory examination rating will be permitted to operate at or near such minimum level of capital. All other banks, including BWM and CB, are expected to maintain an additional margin of capital, equal to at least 1% to 2% of Total Assets, above the minimum ratio. Any bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. The Federal Reserve Board's guidelines impose substantially similar leverage capital requirements on bank holding companies on a consolidated basis.

  Risk-Based Capital Requirements. The regulations of the FDIC also require FDIC-insured banks to maintain minimum capital levels measured as a percentage of such banks' risk-adjusted assets. A bank's capital for this purpose may include two components - "Core" (Tier 1) Capital and "Supplementary" (Tier 2) Capital. Core Capital consists primarily of common stockholders' equity, which generally includes common stock, related surplus and retained earnings, certain non-cumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, less intangible assets, primarily goodwill. Supplementary Capital elements include, subject to certain limitations, a portion of the allowance for losses on loans and leases, perpetual preferred stock that does not qualify for inclusion in Tier 1 capital, long-term preferred stock with an original maturity of at least 20 years and related surplus, certain forms of perpetual debt and mandatory convertible securities, and certain forms of subordinated debt and intermediate-term preferred stock.

  The risk-based capital rules of the FDIC and the Federal Reserve Board assign a bank's balance sheet assets and the credit equivalent amounts of the bank's off-balance sheet obligations to one of four risk categories, weighted at 0%, 20%, 50% or 100%, respectively. Applying these risk-weights to each category of the bank's balance sheet assets and to credit the equivalent amounts of the bank's off-balance sheet obligations and summing the totals results in the amount of the bank's total Risk-Adjusted Assets for purposes of the risk-based capital requirements. Risk-Adjusted Assets can either exceed or be less than reported balance sheet assets, depending on the risk profile of the banking organization. Risk-Adjusted Assets for institutions such as CB will generally be less than reported balance sheet assets because its retail banking activities include proportionally more residential mortgage loans with a lower risk weighing and relatively smaller off-balance sheet obligations.

  Effective as of December 31, 1992, the risk-based capital regulations require all banks to maintain a minimum ratio of Total Capital to Risk-Adjusted Assets of 8.0%, of which at least one-half (4.0%) must be Core (Tier 1) Capital. For the purpose of calculating these ratios: (i) a banking organization's Supplementary Capital eligible for inclusion in Total Capital is limited to no more than 100% of Core Capital; and (ii) the aggregate amount of certain types of Supplementary Capital eligible for inclusion in Total Capital is further limited. For example, the regulations limit the portion of the allowance for loan losses eligible for inclusion in Total Capital to 1.25% of Risk-Adjusted Assets. The Federal Reserve Board has established substantially identical risk-based capital requirements to be applied to bank holding companies on a consolidated basis.

  At December 31, 1993, CC's consolidated Total and Tier 1 Risk-Based Capital Ratios were 12.41% and 11.05%, respectively, and its Leverage Capital Ratio was 8.13%. As of September 30, 1994, CC's consolidated Total and Tier 1 Risk-Based Capital Ratios were 13.32% and 11.95%, respectively, and its Leverage Capital Ratio was 8.83%. These ratios exceeded applicable regulatory requirements. CC's consolidated Total and Tier 1 Risk-Based Capital Ratios at December 31, 1992 were 10.95% and 9.64%, respectively, and its Leverage Capital Ratio was 7.30%.

  At December 31, 1993, BWM's Total and Tier 1 Risk-Based Capital Ratios were 11.36% and 9.72%, respectively, and its Leverage Capital Ratio was 7.76%. As of September 30, 1994, BWM's Total and Tier 1 Risk-Based Capital Ratios were 11.44% and 10.18%, respectively, and its Leverage Capital Ratio was 7.93%. These ratios exceeded applicable regulatory requirements. BWM's consolidated Total and Tier 1 Risk-Based Capital Ratios at December 31,1992 were 11.85% and 10.59%, respectively, and its Leverage Capital Ratio was 7.86%.

  Based on the above figures and accompanying discussion, both CC and BWM exceed all regulatory capital requirements on an historical as well as on a pro forma basis.

Recent Banking Legislation

  General. On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. The FDICIA extensively revised the regulatory and funding provisions of the FDI Act and made revisions to several federal banking statutes. In addition, there has been certain other recent banking legislation. Certain of these changes are summarized below.

  Prompt Corrective Action. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to, and imposes significant restrictions on, any bank that fails to satisfy its applicable minimum capital requirements. FDICIA establishes five capital categories consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a bank that has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater and a Leverage Capital Ratio of 5.0% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure is deemed to be "well capitalized." A bank that has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 4.0% or greater and a Leverage Capital Ratio of 4.0% or greater and does not meet the definition of a well capitalized bank is considered to be "adequately capitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0% or has a Tier 1 Risk-Based Capital Ratio that is less than 4.0% or generally a Leverage Capital Ratio of less than 4.0% is considered "undercapitalized." A bank that has a Total Risk-Based Capital Ratio of less than 6.0%, or a Tier 1 Risk-Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0% is considered to be "significantly undercapitalized," and a bank that has a ratio of tangible equity to total assets equal to or less than 2% is deemed to be "critically undercapitalized."
A bank may be deemed to be in a capital category lower than is indicated by its actual capital position if it is determined to be in an unsafe or unsound condition or receives an unsatisfactory examination rating. At September 30, 1994, CB's and BWM's ratios of tangible equity to assets as calculated under the prompt corrective action rule were 8.22% and 7.93%, respectively. FDICIA generally prohibits a bank from making capital distributions (including payment of dividends) or paying management fees to controlling stockholders or their affiliates if, after such payment, the bank would be undercapitalized.

  Under FDICIA and the applicable implementing regulations, an undercapitalized bank will be (i) subject to increased monitoring by the FDIC; (ii) required to submit to the FDIC an acceptable capital restoration plan within 45 days; (iii) subject to strict asset growth limitations; and (iv) required to obtain prior regulatory approval for certain acquisitions, transactions not in the ordinary course of business, and entry into new lines of business. In addition to the foregoing, the FDIC may issue a "prompt corrective action directive" to any undercapitalized institution. Such a directive may require sale or recapitalization of the bank, impose additional restrictions on transactions between the bank and its affiliates, limit interest rates paid by the bank on deposits, limit asset growth and other activities, require divestiture of the subsidiaries, require replacement of directors and officers, and restrict capital distributions by the bank's parent holding company.

  In addition to the foregoing, a significantly undercapitalized institution may not award bonuses or increases in compensation to its senior executive officers until it has submitted an acceptable capital restoration plan and received approval from the FDIC.

  Not later than 90 days after an institution becomes critically undercapitalized, the appropriate federal banking agency for the institution must appoint a receiver or, with the concurrence of the FDIC, a conservator, unless the agency, with the concurrence of the FDIC, determines that the purposes of the prompt corrective action provisions would be better served by another course of action. FDICIA requires that any alternative determination be "documented" and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the appropriate federal banking agency and the FDIC certify that the institution is viable and not expected to fail.

  Risk-Based Deposit Insurance Assessments. Effective January 1, 1993, a transitional risk-based structure was implemented by the FDIC pursuant to the FDICIA and the average assessment rate paid by Savings Association Insurance Fund-insured and BIF-insured institutions was increased. Under the rule implementing the transitional system, the FDIC assigns an institution to one of three capital categories consisting of (1) well capitalized, (2) adequately capitalized, or (3) undercapitalized, and one of three supervisory categories. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the transitional system, there are nine assessment risk classifications (i.e., combinations of capital categories and supervisory subgroups within each capital group) to which the differing assessment rates are applied. Assessment rates will range from 0.23% of domestic deposits for an institution in the highest category (i.e., well-capitalized and healthy from a supervisory standpoint). The risk classification to which an institution is assigned by the FDIC is confidential and may not be disclosed.

  On June 17, 1993, the FDIC adopted a final rule establishing a new risk-based system that was implemented beginning with the semi-annual assessment period commencing on January 1, 1994, as required under FDICIA. Except for limited changes, the structure of the new risk-based system is substantially the same as the structure of the transitional system it replaced. Under the FDIC rule implementing the new risk-based system, an institution's deposit insurance assessment rate will be determined by assigning the institution to a capital category and a supervisory subgroup to determine which one of the nine risk classification categories is applicable, in substantially the same manner as for the transitional system discussed above. The FDIC is authorized to raise the assessment rates in certain circumstances. If the FDIC determines to increase the assessment rates for all institutions, institutions in all risk categories could be affected. The FDIC has exercised this authority several times in the past and may raise BIF insurance premiums again in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of CC and BWM, the extent of which is not currently quantifiable. Commencing July 1, 1994, the insurance assessment rate for CB was 0.23% and for BWM was 0.26%.

  Brokered Deposits and Pass-Through Deposit Insurance Limitations. Under FDICIA, a bank cannot accept brokered deposits unless it either (i) is "Well Capitalized" or (ii) is "Adequately Capitalized" and has received a written waiver from the FDIC. For this purpose, "Well Capitalized" and "Adequately Capitalized" have the same definitions as in the Prompt Corrective Action regulations. See "- Prompt Corrective Action" above. Banks that are not in the "Well Capitalized" category are prohibited from offering rates of interest on deposits that are more than 75 basis points above prevailing deposits. Pass-through insurance coverage is not available for deposits of certain employee benefits plans in banks that do not satisfy the requirements for acceptance of brokered deposits, except that pass-through insurance coverage will be provided for employee benefit plan deposits in institutions which at the time of acceptance of the deposit meet all applicable regulatory requirements and send written notice to their depositors that their funds are eligible for pass-through deposit insurance. Although eligible to do so, CB does not accept brokered deposits.

  Conservatorship and Receivership Amendments. FDICIA authorizes the FDIC to appoint itself conservator or receiver for a state-chartered bank under certain circumstances and expands the grounds for appointment of a conservator or receiver for an insured depository institution to include (i) consent to such action by the board of directors of the institution; (ii) cessation of the institution's status as an insured depository institution; (iii) the institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, or fails to become adequately capitalized when required to do so, or fails to timely submit an acceptable capital plan, or materially fails to implement an acceptable capital plan; and (iv) the institution is critically undercapitalized or otherwise has substantially insufficient capital. FDICIA provides that an institution's directors shall not be liable to its stockholders or creditors for acquiescing in or consenting to the appointment of the FDIC as receiver or conservator for, or as a supervisor in the acquisition of, the institution.

  Real Estate Lending Standards. FDICIA requires the federal bank regulatory agencies to adopt uniform real estate lending standards. The FDIC recently adopted implementing regulations which establish supervisory limitations on Loan-to-Value ("LTV") ratios in real estate loans by FDIC-insured banks. The regulations require FDIC-insured banks to establish LTV ratio limitations within or below the prescribed uniform range of supervisory limits.

  Standards for Safety and Soundness. FDICIA requires the federal bank regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure;
(v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that would provide "excessive" compensation, fees or benefits, or that could lead to material financial loss. In addition, the federal bank regulatory agencies are required by FDICIA to prescribe standards specifying;
(i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly-traded shares of depository institutions and depository institution holding companies.

  Activities and Investments of Insured State Banks. FDIC provides that insured state banks such as CB and BWM may not engage as a principal, directly or through a subsidiary, in any activity that is not permissible for a national bank unless the FDIC determines that the activity does not pose a significant risk to the BIF, and the bank is in compliance with its applicable capital standards. In addition, an insured state bank may not acquire or retain, directly or through a subsidiary, any equity investment of a type, or in an amount, that is not permissible for a national bank.

  Subject to certain limited exceptions, the foregoing provisions of FDICIA prohibits insured state banks such as CB and BWM or any subsidiary of such insured state banks from retaining or acquiring equity investments. However, under an exception in the statute, an insured state bank such as CB and BWM that
(i) is located in a state such as Vermont or Massachusetts which authorized, as of September 30, 1991, state banks to invest in common or preferred stock listed on a national securities exchange ("listed stock") or shares of an investment company registered under the Investment Company Act of 1940("registered shares") and (ii) during the period beginning September 30, 1990 and ending on November 26, 1991 made or maintained investments in listed stocks and registered shares, may retain whatever listed stock or registered shares it lawfully acquired or held prior to December 19, 1991 and may continue to acquire listed stock or registered shares which may not exceed, taken together in the aggregate, 100% of the bank's Tier 1 Capital. In order to acquire or retain any listed stock or registered shares under this exception, the bank must file a one-time notice with the FDIC containing specified information, and the FDIC must determine that acquiring or retaining the listed stock or registered shares will not pose a significant risk to BIF. Any such approval may be subject to whatever conditions or restrictions the FDIC determines to be necessary or appropriate and will terminate with respect to further acquisitions of listed stock or registered shares if the bank or its holding company experiences a change in control and in certain other circumstances. CB filed the one-time notice with the FDIC and the FDIC did not object.

  Insured state banks are required to divest any equity investments made impermissible by FDICIA including any listed stock and registered shares for which FDIC approval is not obtained, as quickly as prudently possible but in no event later than December 19, 1996, and to submit a plan for such divestiture to the FDIC.

  Consumer Protection Provisions. FDICIA also includes provisions requiring advance notice to regulators and customers for any proposed branch closing and authorizing (subject to future appropriation of the necessary funds) reduced insurance assessments for institutions offering "lifeline" banking accounts or engaged in lending in distressed communities. FDICIA also includes provisions requiring depository institutions to make additional and uniform disclosures to depositors with respect to the rates of interest, fees and other terms applicable to consumer deposit accounts.

  Depositor Priority Statute. Effective August 10, 1993, the FDI Act was amended to provide that, in the liquidation or other resolution by any receiver of a bank insured by the FDIC, the claims of depositors have priority over the general claims of other creditors. Hence, in the event of the liquidation or other resolution of a banking subsidiary of CC, the general claims of CC as creditor of such banking subsidiary would be subordinate to the claims of the depositors of such banking subsidiary, even if the claims of CC were not by their terms so subordinated. In addition, this statute may, in certain circumstances, increase the costs to banks of obtaining funds through nondeposit liabilities.

  Interstate Banking and Branching. On September 29, 1994, the President of the United States signed in to law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Beginning September 29, 1995, adequately capitalized bank holding companies may acquire control of banks in any state, although states may limit the eligibility of banks to be acquired to those in existence for a period of time but no longer than five years. No bank holding company may acquire more than 10% of the nationwide insured deposits or more than 30% of deposits in any state; however, states may waive the 30% limit. Beginning June 1, 1997, banks may merge across state lines and may establish new branches in other states. The date relating to mergers may be accelerated by any state, and mergers may be prohibited by any state. The provision relating to new branches requires a state's specific approval. CC is unable to predict the ultimate impact of this new interstate banking legislation on it or its competitors.

  The United States Congress has periodically considered and adopted legislation which has resulted in and could result in further regulation or deregulation of both banks and other financial institutions. Such legislation could place CC, CB or BWM in more direct competition with other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be enacted or as to the effect of such legislation on the business of BWM or CB.

                         PRO FORMA FINANCIAL DATA

  The unaudited pro forma condensed consolidated balance sheets have been prepared to reflect the Merger of BWM with and into CAB, a wholly-owned subsidiary of CC, using the purchase method of accounting assuming the merger had occurred on January 1, 1993. Under the purchase method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the newly-consolidated companies will not include income (or loss) of BWM prior to the Effective Time. The unaudited pro forma condensed statements of operations present the results of operations of CC and BWM for the nine months ended September 30, 1994 and for the year ended December 31, 1993, assuming the merger had been effective on January 1, 1993. See "THE MERGER - Accounting Treatment." The pro forma financial statements reflect the exchange of BWM shares of Common Stock for CC Common Stock in connection with the Merger at the maximum of
57.3099 shares of CC for each share of BWM. This unaudited pro forma financial data should be read in conjunction with the consolidated historical financial statements of BWM and CC, including the respective notes thereto, which are delivered with and/or incorporated by reference in this Proxy Statement and Prospectus. See "INCORPORATION OF DOCUMENTS BY REFERENCE."

  The pro forma financial data are for information purposes only and are not necessarily indicative of the results of future operations of the merged entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated. Moreover, the pro forma condensed financial statements reflect preliminary pro forma adjustments made to combine BWM with CC utilizing the purchase method of accounting. The actual adjustments will be made as of the Effective Time of the Merger and may differ from those reflected in the pro forma financial statements.



                                CHITTENDEN CORPORATION
                   NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

Note 1.
 To adjust assets and liabilities to their estimated fair values:

    Loans                                                         $(1,060,000)
    Deposits                                                           356,000
    Core deposit intangible                                          5,500,000

Note 2.
 To reflect tax effects of transaction:

    Tax benefit of buyout of employee stock options               $   (61,000)
    Tax effect of fair value adjustments                             2,015,000
                                                                  ------------
                                                                  $  1,954,000
                                                                  ============

Note 3.
 To accrue estimated professional and other costs associated with the merger of $350,000.

Note 4.
 To reflect issuance of stock and payment of cash to BWM:

   Market value of 627,525 shares of CC Common Stock at effective time (based on price per share of $21.653 for CC Common Stock which is the average price for the twenty days ending five days
   before September 30, 1994)                                      $13,588,000

 Total cash to be paid, including redemption of options and
 warrants                                                           12,087,000
                                                                   -----------
                                                                   $25,675,000
                                                                   ===========
Note 5.
 Goodwill is calculated as follows:

 Stockholders' equity of BWM at September 30, 1994                 $16,204,000
 Increase (decrease) to BWM's equity as a result of
 estimated fair value adjustments:
   Loans                                                            (1,060,000)
   Deposits                                                            356,000
   Core deposit intangible                                           5,500,000
   Tax effect of fair value adjustments                             (1,954,000)
                                                                    ----------
                                                                    19,046,000
   Unallocated purchase price (goodwill)                             6,979,000
                                                                    ----------
   Total purchase price (including merger costs)                   $26,025,000
                                                                   ===========
Note 6.
   To accrete fair value adjustment for loans.

Note 7.
   To amortize fair value adjustment for deposits.

Note 8.
   To amortize intangibles:

                                   Nine Months Ended        Year Ended
                                   September 30, 1994       December 31, 1993
                                   ------------------       -----------------
                                                   (in thousands)

   Core deposit intangible (8 years)      $515                  $688

   Goodwill (25 years)                     209                   279
                                          ----                  ----
             Total                        $724                  $967
                                          ====                  ====
Note 9.
   To record tax impact of accretion and amortization of fair value adjustments.

Note 10.
   To reflect elimination of nonrecurring cumulative effect of change in accounting principle resulting from CC's adoption of SFAS No. 109, Accounting for Income Taxes, during 1993.

Note 11.
   Pursuant to the Merger Agreement, described elsewhere in this document, CC will issue 627,525 shares of common stock in connection with the merger, provided that the price of CC Common Stock at the Effective Time, as defined in the Merger Agreement, is greater than $17.50 per share (minimum price) and less than $25.50 per share (maximum price). The following table presents the pro forma effect on selected financial data assuming these minimum and maximum per share prices.

                                                 Minimum           Maximum
                                                 -------           -------
   In thousands, except share amounts

   Purchase Price                                $23,069           $28,089

   Goodwill                                        4,373             9,393
   Net Income
     Year ended December 31, 1993                $12,291           $12,090
     Nine months ended September 30, 1994         11,922            11,771
   Earnings per share
     Year ended December 31, 1993                $ 1.80            $ 1.77
     Nine months ended September 30, 1994          1.70              1.68




                                                EXPERTS


  The consolidated financial statements and schedules of CC and subsidiaries as of December 31, 1993 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of CC and subsidiaries as of December 31, 1992, and for each of the years in the two-year period ended December 31, 1992, have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of BWM appearing in BWM's 1993 Annual Report to stockholders, included in Form F-2, attached hereto as Exhibit E, incorporated by reference herein and in the Registration Statement have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of said firm as experts in accounting and auditing. Representatives of Coopers & Lybrand L.L.P. are expected to be present at the BWM Special Meeting, will have an opportunity to make a statement if they wish to do so, and are expected to be available to respond to the appropriate questions.

                       VALIDITY OF CC COMMON STOCK

  The validity of the CC Common Stock offered in connection with the Merger will be passed upon by F. Sheldon Prentice, Esq., Secretary of CC. Certain federal income tax consequences of the Merger and other legal matters in connection with the Merger will be passed upon by Piper & Marbury, New York, New York and Baltimore, Maryland, special counsel to CC.